                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------
                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934
                         FOR THE MONTH OF NOVEMBER, 2004

                         Commission File Number 1-15114

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                               (Registrant's name)

                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                        CALGARY, ALBERTA, CANADA T2W 3X6
                    (Address of principal executive offices)

      1.    News Release dated November 15, 2004
      2. Management's Discussion & Analysis for the six months ended September 30, 2004
      3.    Interim Financial Statements for the six months ended September 30,
            2004
      4.    Form 52-109FT2 - Certification of Interim Filings - CEO
      5.    Form 52-109FT2 - Certification of Interim Filings - CFO
      6.    News Release dated November 26, 2004
      7. Amended Management's Discussion & Analysis for the fiscal year ended March 31, 2004
      8. Amended Audited Annual Financial Statements for the fiscal year ended March 31, 2004
      9.    Form 51-102F3 Material Change Report dated November 30, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F__X____        Form 40-F______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):_______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes______        No__X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2004

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.

By:
    /s/ "Joseph P. Giuffre"
--------------------------------------------
Joseph P. Giuffre
Director and Corporate Secretary

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                            CALGARY, ALBERTA T2W 3X6
                    TEL: (403) 278-8811 - FAX (403) 225-5745

       INTERIM FINANCIAL STATEMENTS FOR QUARTER ENDING SEPTEMBER 30, 2004

Calgary, Alberta, Canada, November 15, 2004 -- ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (TORONTO STOCK EXCHANGE: ACL; NASDAQ OTC BULLETIN BOARD:
ACKBF) ("Anthony Clark") announces release of interim financial statements for quarter ending September 30, 2004.

Highlights of the financial statements include revenue increases of 107% for the three months ending September 30, 2004 and 93% for the six months ending September 30, 2004, primarily relating to US brokerages acquired in quarter ending December 31, 2003 and most recently, a Virginia brokerage acquisition closed on September 9, 2004. These financial statements also describe and reflect revisions to the Corporation's comparative Balance Sheet figures for year ended March 31, 2004. The Corporation expects to issue revised audited March 31, 2004 financial statements within the next 10 days.

Subsequent to completion and issuance by the Corporation of its March 31, 2004 consolidated financial statements, the Corporation has re-assessed the determination of the purchase price paid for the acquisition of Vista International Insurance Brokers ("Vista") and the allocation of the purchase price to the identifiable assets acquired based upon applicable Canadian accounting standards. The Corporation has determined that the fair value of vendor debt issued on the Vista acquisition was $886,112 less than the face value of that debt if financing for this acquisition had been arranged through a third party lender. The revised financial statements now reflect the reduction in the Vista purchase price by that amount. In addition, the Corporation has also reduced the amount of the purchase price allocated to customer accounts acquired and non-compete contracts for both the Vista and Johns acquisition to reflect their estimated fair values at the date of acquisition based on applicable Canadian accounting standards. Certain other minor changes have been made to reflect the reclassification of a foreign currency translation gain of $66,446, as previously reported, to shareholders' equity as a cumulative translation adjustment.

Corrections to the 2004 financial statements can be summarized as follows:

                                   As previously
                                     reported        As revised       Change
Customer accounts                   $5,901,399      $5,027,401      $ (873,998)
Goodwill                            $5,948,216      $5,459,185      $ (489,301)
Other intangible assets             $  178,468      $  663,551      $  485,083
Long-term debt                      $8,714,176      $8,014,044      $ (700,132)
Deficit                             $3,383,595      $3,502,196      $  118,601
Cumulative translation adjustment   $   64,987      $      845      $  (64,142)

The Corporation also reports that as at September 30, 2004, the Company had $445,000 of working capital, after taking into account scheduled repayments on its long-term debt over the next twelve months. Since March 31, 2004, the Company's working capital has decreased from $2,053,000 to $445,000, primarily due to payment of deferred financing costs, cash flow used in operating activities and repayment of debt. As a result, the Corporation was in non-compliance of certain financial covenants prescribed in the loan agreements with its lenders. The financial covenants relate to maintenance of a certain level of tangible net worth (TNW), minimum interest coverage ratio (MICR) and a minimum ratio of total liabilities to TNW. However, its lenders have agreed to waive the Corporation's non-compliance of these covenants to September 30, 2004 and the Corporation is in discussions with its lenders to alter or replace these covenants with those that can be reasonably maintained by the Corporation. The Corporation expects to continue to be in non-compliance of these covenants for the foreseeable future until an agreement has been reached with the lenders to amend the loan agreements. The Corporation anticipates that it will be able to obtain further waivers or amendments of the Corporation's financial covenants from its lenders but this cannot be guaranteed. In view of the Corporation's non-compliance with its debt covenants, the Corporation has reclassified the amounts owing (except capital lease payments) at September 30, 2004 as current liabilities in accordance with Canadian accounting standards relating to covenant non-compliance on long term debt.

Anthony Clark has expanded principally through internal growth and brokerage acquisitions and now expects to process approximately CDN$100,000,000 (U.S.$80,000,000) annually in insurance premiums for its 60,000 customers.

For further information:

PRESS CONTACTS - NORTH AMERICA                     BARRY KAPLAN
                                                   BARRY KAPLAN ASSOCIATES
                                                   New Jersey
                                                   TELEPHONE: (732) 747-0702
                                                   Email: smallkap@aol.com

Anthony Clark International Insurance Brokers Ltd. Mr. Tony Consalvo, C.O.O.
                                                   TELEPHONE: (403) 225-5100
                                                   Email: tony.consalvo@aclarkinsurance.com

Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the Company's ability to close the proposed transaction. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company's public filings under "Risk Factors." The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.

                                                   On behalf of

                                                   ANTHONY CLARK INTERNATIONAL
                                                   INSURANCE BROKERS LTD.

                                                   Primo Podorieszach, C.E.O.

MANAGEMENT'S DISCUSSION AND ANALYSIS

November 15, 2004

This Management's Discussion and Analysis may contain forward looking statements and information. Forward looking statements are statements that are not historical fact and are generally identified by words such as "believe", "expects", "projects" and words of similar connotation. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict, and are usually beyond the control of management, that could cause actual results to be materially different from those expressed by these forward looking statements. Risks and uncertainties include, but are not limited to, risk with respect to general economic conditions, changes in the insurance marketplace, regulations and taxes, restrictive terms and conditions, coverage exclusions and higher prices in every line of insurance. Readers are cautioned not to place undue reliance on these forward looking statements.

The Corporation does not undertake to update or re-issue the forward looking statements that may be contained herein, whether as a result of new information, future events or otherwise.

OVERVIEW

Anthony Clark International Insurance Brokers Ltd.'s (the "Corporation") primary business activity involves the acquisition, consolidation and operation of general insurance brokerages. Shares of the Corporation trade on the Toronto Stock Exchange ("TSE") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF". The Corporation, founded in 1989, has expanded through internal growth and acquisitions and processes over $100,000,000 (US$80,000,000) in insurance premiums for its 60,000 customers. The Corporation conducts its business in the United States through its wholly-owned subsidiary, Addison York Insurance Brokers Ltd. The Corporation operates in two economic environments and revenues are attributed to geographic areas based on the location of resources producing the revenues.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended September 30, 2004, included elsewhere herein, and the audited consolidated financial statements and MD&A for the year ended March 31, 2004, Included in the 2004 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the six months ended September 30, 2004 and the audited consolidated financial statements are both prepared in accordance with Canadian generally accepted accounting principles.

ALL amounts are in Canadian Dollars unless otherwise indicated.

LIQUIDITY AND DEBT COVENANTS

At September 30, 2004, the Company had $445,000 of working capital, after taking in to account scheduled repayments on its long-term debt over the next twelve months. Since March 31, 2004, the Company's working capital has decreased from $2,053,000 to $445,000, primarily due to payment of deferred financing costs incurred in obtaining new debt financing, cash flow used in operating activities and repayment of debt. As a result, and as described more fully in note 9, the Corporation was in non-compliance with several financial debt covenants under its loan agreements with its lenders at September 30, 2004, and has reclassified the full amount of its long-term debt as current, in compliance with Canadian accounting standards for long-term debt with covenant non-compliance. The lenders have waived non-compliance with these covenants to September 30, 2004 and have indicated their willingness to negotiate revised covenants that are reasonably maintainable by the Corporation. The Corporation anticipates that it will be able to obtain further waivers or amendments of the Corporation's financial covenants from its lenders. The lenders have taken no remedial action with respect to the covenant non-compliance that are available to them under their lending agreements. Notwithstanding the expected continuing waivers and revision of existing covenants to new covenants that are reasonably maintainable by the Corporation, there is no guaranty that will happen.

The Corporation will continue to take steps to re-negotiate acceptable debt covenants with its lenders and expects to generate additional working capital from operations. Other alternatives available to the Corporation include the issuance of additional equity and the renegotiation of principal payments required by its subordinated lenders. The

Corporation will be dependent on the continued support of its lender, failing which the Corporation's ability to maintain continued operations may be adversely affected.

RESULTS OF OPERATIONS

CHANGES IN ACCOUNTING POLICIES

Stock-based compensation:

Effective April 1, 2004, the Corporation has adopted the revised CICA Handbook
Section 3870, which requires that a fair-value method of accounting be applied to stock-based compensation payments to both employees and non-employees. 520,000 stock options were issued during the six months ending September 30, 2004 and an amount of $411,275 was booked as a non-cash stock based compensation expense. These options were granted with an exercise price ranging $1.10 - $1.25 per share and vested immediately. The options expire in five years.

REVISION OF 2004 FINANCIAL STATEMENTS

Subsequent to completion and issuance by the Corporation of its March 31, 2004 consolidated financial statements the Corporation re-assessed the determination of the purchase price paid for the Vista acquisition and the allocation of the purchase price to the identifiable assets acquired. The Corporation determined that the fair value of vendor debt issued on the Vista acquisition was $886,112 less than the face value of that debt and has reduced the Vista purchase price by that amount. The amounts of the purchase price allocated to customer accounts acquired and non-compete contracts for both the Vista and Johns acquisition have also been revised to correctly reflect their estimated fair values at the date of acquisition.

In addition, the Corporation determined that the current rate method of translation whereby assets and liabilities of self-sustaining operations conducted in a foreign currency are translated in to Canadian dollars at the exchange rate in effect at the balance sheet date was adopted on October 17, 2003 and not March 22, 2004 as previously reported. As a result, the foreign currency translation gain of $66,446 previously reported has been reclassified to shareholders' equity as a cumulative translation adjustment.

These corrections to the 2004 financial statements are summarized as follows:

                                    As previously
                                       reported      As revised       Change
                                    -------------    ----------     -----------
Customer accounts                     $5,901,399     $5,027,401     $ (873,998)
Goodwill                              $5,948,216     $5,459,185     $ (489,301)
Other intangible assets               $  178,468     $  663,551     $  485,083
Long-term debt                        $8,714,176     $8,014,044     $ (700,132)
Deficit                               $3,383,595     $3,502,196     $  118,601
Cumulative translation adjustment     $   64,987     $      845     $  (64,142)

US ACQUISITION

On September 9, 2004, the Corporation, by way of Addison, acquired the net assets of Al Vinciguerra Ltd., a Virginia-based insurance brokerage for $9,030,000 (US$7,000,000). The initial purchase price for the Virginia brokerage of $9,030,000 (US$7,000,000) was satisfied by Addison paying $7,740,000
(US$6,000,000) to the vendors at closing and issuing to the vendors approximately $1,290,000 (US$1,000,000) promissory note (the "Vinciguerra Note"). The Vinciguerra Note bears interest at 7% per annum and is repayable over 5 years in equal monthly instalments of US$19,801, including interest and is secured by a general security agreement of Addison. The purchase was financed using the credit facility provided by FCC, financing obtained from Emmett Lescroart (see long-term debt) and seller financing. The initial purchase price is subject to adjustment based on the twenty-four months of commission revenue retention from the effective date of the acquisitions, and can only affect the purchase price to reduce it.

The note payable to the vendors of the Vinciguerra assets had a principal amount of $1,287,800 (US$1,000,000) bearing interest at 7%. That note has been discounted to $1,120,716 (US$870,256) to reflect the fair value of the note based upon the market value rate for similar rate of 13% (see note 7). The difference has been deducted from goodwill.

As part of the purchase agreement, net proceeds from operations prior to the closing date of the transaction of approximately $287,000 (US$222,750) were deducted from the cost of net assets acquired.

In aggregate, as a result of the above transactions, the net assets acquired were as follows:

Net assets acquired:

                                                  Total
                                               ----------
Customer accounts                              $1,855,983
Computer systems and office equipment              64,390
Other intangible assets                           160,975
Goodwill                                        6,856,141
Working capital                                    11,229
                                               ----------
                                               $8,948,718
                                               ==========

Consideration paid:

Cash                                           $7,828,002
Long-term debt                                  1,120,716
                                               ----------
                                               $8,948,718
                                               ----------

The acquired customer accounts will be amortized on a straight-line basis over two years their estimated useful lives.

Revenues and expenses for the Virginia acquisition has been included in the current fiscal quarter from the closing date of the acquisition - September 9, 2004 and thus reflect results for only part of the quarter.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDING SEPTEMBER 30, 2004

REVENUE

The Corporation's revenue has increased to $5,045,185 for the six months ending September 30, 2004 from $2,606,076 for the six months ending September 30, 2003 primarily due to revenue generated from new US acquisitions (approximately $1,779,000).

EXPENSES

Salaries and wages have increased to $3,595,335 for the six months ending September 30, 2004 from $1,679,580 for the six months ending September 30, 2003 primarily due to salaries and wages of new US operations (approximately $1,919,600). Rent increased to $322,958 for the six months ending September 30, 2004 from $145,007 for the quarter ending September 30, 2003 primarily due to rent related to the new US operations (approximately $177,600). General and administrative expenses increased to $950,373 for the quarter ending September 30, 2004, from $504,490 for the quarter ending September 30, 2003 mainly due to the inclusion of general and administrative expenses of US operations (approximately $458,000), and partially offset by a decrease of approximately $12,000 for the Canadian operations. Higher travel expenses ($45,200) were offset by a decrease in legal expenses (approximately $40,000) and advertising and other office expenses ($17,000)

Revenue and expenses for the new US operations relate to the acquisitions made by the Corporation in the third quarter of the previous fiscal year and in September 2004. As a result, there are no comparative numbers for the US operations in the six months ending September 30, 2004.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDING SEPTEMBER 30, 2004

REVENUE

The Corporation's revenue has increased to $2,528,979 for the three months ending September 30, 2004 from $1,220,662 for the three months ending September 30, 2003 primarily due to revenue generated from new US acquisitions (approximately $1,240,000). Revenue for the Vinciguerra acquisition ($332.228) has been recorded since post closing (September 09, 2004).

EXPENSES

Salaries and wages have increased to $1,810,099 for the quarter ending September 30, 2004 from $814,682 for the quarter ending September 30, 2003 primarily due to salaries and wages of new US operations (approximately $1,003,000). Rent increased to $168,056 for the quarter ending September 30, 2004 from $69,504 for the quarter ending September 30, 2003 primarily due to rent related to the new US operations (approximately $95,000). General and administrative expenses increased to $533,638 for the quarter ending September 30, 2004, from $285,057 for the quarter ending September 30, 2003 mainly due to the inclusion of general and administrative expenses of new US operations (approximately $281,700), partially offset by a decrease in legal expenses in the Canadian operations.

Revenue and expenses for the new US operations relate to the acquisitions made by the Corporation in the third quarter of the previous fiscal year and in September 2004. As a result, there are no comparative numbers for the US operations in the quarter ending September 30, 2004.

SETTLEMENT OF LEGAL ACTION

During the quarter ending June 30, 2004, the Corporation settled the legal action with Mr. James Bonfiglio for an amount of $450,000 (including legal costs). The difference between the judgment amount and settlement of $76,180 was received and was reflected in the first quarter of the current fiscal year.

FOREIGN CURRENCY

Foreign exchange loss was for the six months ending September 30, 2004 was $369 against a gain of $19,277 in the six months ending September 30, 2003.

Until March 21, 2004, the Corporation prepared the accounts of its integrated foreign operations using the temporal method whereby monetary assets and liabilities were translated at rates prevailing at the balance sheet date, and non-monetary assets and liabilities were translated at historic rates. Revenues and expenses were translated at rates of exchange prevailing on the transaction dates. Translation gains and losses were recognized in earnings.

Effective October 17, 2003, the Corporation adopted the current rate method of translation whereby assets and liabilities of self-sustaining operations conducted in foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates for the year. Translation gains or losses are shown as a separate component of shareholder's equity. The change in the method of translation was necessitated due to Addison acquiring the net assets of two California insurance brokerages.

EARNINGS FROM OPERATIONS BEFORE INTEREST AND FINANCING COSTS AND TAXES AND DEPRECIATION AND AMORTIZATION (EBITDA)

The Corporation's loss from operations before interest and financing costs and taxes and depreciation and amortization increased from $218,724 for the six months ending September 30, 2003 to $235,124 for the six months ending September 30, 2004, primarily due to non-cash stock based compensation and operating loss in the US operations. loss before interest, and financing costs, depreciation and amortization and taxes as a percentage of revenue was 4.7% for the six months ending September 30, 2004 compared to 8.4% for the six months ending September 30, 2003. Management is taking steps to streamline the costs associated with its US operations and expects EBITDA improvements in upcoming quarters from these adjustments together with the effect of new acquisitions.

The Corporation's loss from operations before interest and financing costs and taxes and depreciation and amortization decreased from $463,452 for the three months ending September 30, 2003 to $394,458 for the three months ending September 30, 2004, primarily due to non-cash stock based compensation and operating loss in the US operations. loss before interest, and financing costs, depreciation and amortization and taxes as a percentage of revenue was 15.6% for the three months ending September 30, 2004 compared to 37.9% for the six months ending September 30, 2003. Management is taking steps to streamline the costs associated with its US operations and expects EBITDA improvements in upcoming quarters from these adjustments together with the effect of new acquisitions.

EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net Earnings on the Interim Consolidated Statements of Operations and Deficit.

INTEREST AND FINANCING COSTS FOR SIX MONTHS ENDING SEPTEMBER 30, 2004:

                                                                               September 30, 2004         September 30, 2003
                                                                               ------------------         ------------------
Canadian operations:

Interest on obligations under capital lease                                          $    763                    $    824
Interest and financing costs on Paragon terminated debt financing                           -                       5,000
                                                                                     --------                    --------
                                                                                          763                       5,824

US operations:
Interest and financing costs on Textron terminated debt financing                           -                     138,959
Interest and financing costs on long-term debt                                        679,057                           -
Interest on obligations under capital lease                                             3,101                           -
                                                                                     --------                    --------
                                                                                      682,158                     138,959
                                                                                     --------                    --------

Total interest and financing costs                                                   $682,921                    $144,783
                                                                                     ========                    ========

- Total amortization of financing costs included above are $91,257 (2003 - $130,144).

- Above includes $67,824 of interest expense based on fair market value of debt

INTEREST AND FINANCING COSTS FOR THREE MONTHS ENDING SEPTEMBER 30, 2004:

                                                                               September 30, 2004         September 30, 2003
                                                                               ------------------         ------------------
Canadian operations:

Interest on obligations under capital lease                                          $    367                    $    480
Interest and financing costs on Paragon terminated debt financing                           -                       5,000
                                                                                     --------                    --------
                                                                                          367                       5,480

US operations:
Interest and financing costs on Textron terminated debt financing                           -                      65,210
Interest and financing costs on long-term debt                                        393,641                           -
Interest on obligations under capital lease                                             1,219                           -
                                                                                     --------                    --------
                                                                                      394,860                      65,210
                                                                                     --------                    --------

Total interest and financing costs                                                   $395,227                    $ 70,690
                                                                                     ========                    ========

- Total amortization of financing costs included above are $62,858 (2003 - $56,395).

- Above includes $35,630 of interest expense based on fair market value of debt

DEPRECIATION AND AMORTIZATION:

Depreciation and amortization increased to $457,671 for the six months ending September 30, 2004 from $141,310 for the six months ending September 30, 2003. During the quarter ending September 30, 2004, the deprecation and amortization expense included an amount of $324,795 (2003 - $0) relating to US operations.

Depreciation and amortization increased to $268,753 for the three months ending September 30, 2004 from $70,741 for the three months ending September 30, 2003. During the quarter ending September 30, 2004, the deprecation and amortization expense included an amount of $202,703 (2003 - $0) relating to US operations.

SUMMARY QUARTERLY INFORMATION

The following table summarizes the Corporation's key consolidated financial information for the last eight quarters.

                                       2005                                     2004                                  2003
                            -------------------------    ---------------------------------------------------  ----------------------
                               SEPT.          JUNE          Mar           Dec          Sept.         June        Mar          Dec
                            -----------    ----------    ----------    ----------    ----------    ---------  ----------  ----------
Revenues                     2,528,979     2,516,206     2,828,346     2,035,137     1,220,662     1,385,414  1,446,539   1,206,243
EBITDA                        (394,456)      159,332       381,434       162,238      (463,452)      244,728    136,288      80,762
Net earnings (loss)         (1,057,215)     (358,857)      (54,305)     (629,271)     (411,961)       44,039   (223,909)   (141,682)
Earnings (loss) per share
Basic and Diluted                (0.13)        (0.05)        (0.01)        (0.08)        (0.05)         0.01      (0.03)      (0.02)

- Revenue increase starting quarter ending December 2004, relate to US acquisitions. Revenues for the new US acquisitions were recorded from the closing date of respective acquisitions.

- EBITDA loss in the september 2004 quarter, primarily related to the legal judgement ($515,000) expensed in that quarter.

- EBITDA loss in the september 2005 quarter, includes non-cash stock based compensation of $411,275.

- EBITDA is defined as earnings before interest, taxes, and depreciation and amortization.

- EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net Earnings on the Interim Consolidated Statements of Operations and Deficit.

FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION

The Corporation's balance sheet as at September 30, 2004 as compared to March 31, 2004 reflects a net decrease in working capital of $17,794,449 primarily due to reclassification of all senior and seller's debt to current liabilities, cash used for new debt financing costs and consulting fees paid for prospective acquisitions. Other major changes include a decrease in shareholder's equity of $1,066,412, primarily due to an operating loss of $1,416.072 and change in cumulative translation adjustment of $59,641 offset by increase in contributed surplus of $563,563 related to non-cash stock based compensation.

FINANCIAL RESOURCES AND LIQUIDITY

At September 30, 2004, the Corporation had negative working capital of $15,741,776 and long-term debt outstanding of $24,697. At March 31, 2004 the Corporation had working capital of $2,052,673 and long-term debt outstanding of $8,014,044.

The working capital ratios (current assets/current liabilities) were 0.15:1 as at September 30, 2004 and 1.95:1 as at March 31, 2004. The long-term portion of long-term debt was $24,697 as at September 30, 2004 and $8,014,044 as at March 31, 2004. Accordingly, the debt to equity ratios (long-term debt/shareholders' equity) were 0.004 as at September 30, 2004 and 1.23 as at March 31, 2004.

Shareholders' equity has decreased $1,066,412 to $5,431,685 at September 30, 2004 from $6,498,097 as at March 31, 2004 due to the loss for the six months ending September 30, 2004, which included depreciation and amortization of $457,671, non-cash stock based compensation of $411,275, loss from operations $235,000 and an increase in cumulative translation adjustment of $59,641, partially offset by an increase in contributed surplus of $563,563.

On June 14, 2004, the Corporation closed a US$7,500,000 ($10,090,725 CDN) debt financing arrangement with First Capital Corporation, LLC ("FCC") whereby FCC will provide up to a US$7,500,000 ($10,090,725 CDN) reducing revolving line of credit (the "FCC Facility") subject to a borrowing base formula to Addison. The Corporation can borrow, an aggregate amount not to exceed at any time outstanding the lesser of (a) the maximum principal amount of the Line of Credit or (b) the Borrowing Base. As of September 30, 2004 the Corporation has drawn US$2,780,000 of the US$7,500,000 available as determined by the Borrowing Base. The Borrowing Base is determined as a percentage of recurring annual revenue of eligible insurance commissions earned with regard to policies of acceptable insurance pursuant to agency agreements between Addison and insurance companies having a rating by A.M. Best Company of B and above. The FCC Facility will have a Wall Street Journal interest rate of prime plus 2% per annum, with interest only payments for two years following the date of closing. After the initial two-year period, the Corporation shall pay the principal and interest in the amount calculated based on the amortization schedule with the total amount being repaid over a 36 month period. The FCC Facility is secured by the general security agreement of Addison and has been guaranteed by the Corporation, which guarantee has been secured by a general security agreement and pledge of its shares in Addison. Pursuant to the FCC Facility, FCC, will have: (i) a first priority security interest in the assets of Addison which are acquired after June 14, 2004, in connection with any purchase or other acquisition by Borrower from an unaffiliated party and financed by FCC, of: (a) an insurance agency; (b) any group of insurance policies; (c) any "book of business" with respect to insurance policies; and (d) any "expirations" with respect to insurance policies: in each case together with all future insurance policies (including all commissions paid or payable thereunder) and other assets directly related to such acquired assets, and all products and proceeds thereof; and (ii) a subsequent security interest, subject to certain permitted encumbrances, in the assets of Addison and the Corporation. The FCC Facility is required to be used to fund permitted acquisitions within the United States and provide working capital for the related acquisitions. As at September 30, 2004 the Corporation had incurred US$356,095 of costs related to this financing, of which US$339,703 had been paid during the six months ending September 30, 2004. These amounts will be amortized on a straight-line basis over five years. Amortization of $26,754 (US$21,167) has been amortized during the six months ending September 30, 2004.

On August 31, 2004, the Corporation obtained US$3,250,000 ($4,192,500 CDN) in debt financing from Emmett Lescroart ("Emmett"), pursuant to an arrangement whereby Emmett agreed to provide a loan of up to

US$3,250,000 ($4,192,500 CDN) (the "Emmett Facility") to purchase substantially all of the assets of Al Vinciguerra Ltd. The Emmett Facility was fully drawn down on August 31, 2004, bears interest at a rate of 14% per annum, and requires the Corporation to make monthly interest only payments until 2008. The principal amount is due September 01, 2008. The Emmett Facility is secured by the general security agreement of Addison and has been guaranteed by the Corporation, which guarantee has been secured by a general security agreement.

On August 31st, 2004, the Corporation entered into an Intercreditor Agreement with certain of its creditors, being Emmett Lescroart, Al Vinciguerra Ltd., the Kabaker Family Trust of July 1998, Oak Street Funding LLC and FCC LLC (together referred to herein as the "Creditors"). The Intercreditor Agreement defines the rights and priorities of each of the Creditors as amongst themselves with respect to the collateral secured by their respective security interests in the assets of the Corporation and also sets forth the rights and restrictions on execution against the collateral placed upon them in the event of a default in the obligations of the Corporation to any of them. The Intercreditor Agreement imposes no additional material obligations on the Corporation over and above those obligations already set forth in the security interests granted by the Corporation to the individual Creditors.

COMPLIANCE WITH DEBT COVENANTS

The Corporation was in non-compliance of certain financial covenants prescribed in the loan agreements with its senior lenders. The financial covenants relate to maintenance of a certain level of tangible net worth (TNW), minimum interest coverage ratio (MICR) and a minimum ratio of total liabilities to TNW. The lenders have agreed to waive the Corporation's non-compliance of these covenants to September 30, 2004 and the Corporation is in discussions with the lenders to alter or replace these covenants by amendment to loan agreements with those that can be reasonably maintained by the Corporation. At this time, no agreement has been reached with the lenders to amend the loan agreements. The Corporation expects to continue to be in non-compliance of these covenants for the foreseeable future until an agreement has been reached with the lenders to amend the loan agreements. The Corporation anticipates that it will be able to obtain further waivers or amendments of the Corporation's financial covenants from its lenders but this cannot be guaranteed. If the Corporation is unable to comply with the financial covenants and they are not waived by the lenders, the lenders could exercise their rights to accelerate the Corporation's obligations and (unless paid with replacement financing) acquire or dispose of the Corporation's assets. At November 15, 2004, the lenders had taken no action to exercise their remedies and future action, if any, by the lenders is not determinable at this time.

In view of violations of the debt covenants, the Corporation has reclassified the amounts owing (except capital lease payments) at September 30, 2004 as current liabilities in accordance with EIC-59 (Long-term Debt with Covenant Violations).

The following table sets forth the Corporation's future contractual and long-term obligations as at September 30, 2004:

                                                Less than      1 - 3         3 - 5       More than
CONTRACTUAL OBLIGATIONS            Total          1 Year       Years         Years       5 years
                                 ---------      ---------    ---------     ---------     ---------
Capital Lease Obligations           62,359        37,664        17,685         7,010             -
Operating Lease Obligations        952,044       733,780       218,264             -             -

LONG-TERM OBLIGATIONS
Kabaker Family Trust             3,414,531       240,791       535,286       679,671     1,958,782
Johns Insurance Agency, Inc.       220,827       220,827             -             -             -
Oak Street                       4,423,650             -     1,062,436     1,747,598     1,613,616
First Capital                    3,513,642             -     1,187,797     2,325,845             -
Emmett Lescroart                 4,107,675             -             -     4,107,675             -
Vinciguerra                      1,086,806       168,860       410,860       507,087             -

The above table reflects the obligation of the Corporation for the next five years and beyond. The Corporation has reclassified the amounts owing (except capital lease payments) at September 30, 2004 as current liabilities in accordance with EIC-59 (Long-term Debt with Covenant Violations).

RELATED PARTY TRANSACTIONS

1. On June 27, 2001, the Corporation approved and advanced a loan of $200,000 to Mr. Tony Consalvo, a director of the Corporation to satisfy certain personal financial obligations at an interest rate equal to the variable, nominal rate per annum for Canadian dollar loans in Canada as declared by the Royal Bank of Canada, under the terms of a demand promissory note dated June 28, 2001 which provides that repayment is required upon demand by the Corporation. The loan was secured by a general security agreement that provides the Company with a security interest in all present and after-acquired property of Mr. Consalvo to secure the repayment of the $200,000 loan. As of September 30, 2004, the outstanding indebtedness has been reduced to $40,000 (As of March 31, 2004 - $40,000).

2. During the six months ended September 30, 2004, the Corporation was billed $132,400 for legal fees, disbursements and taxes by a law firm in which Thomas Milley, a director of the Corporation, is a partner, for legal services rendered. The Corporation expects that it will continue to engage the law firm from time to time.

3. During the six months ended September 30, 2004, the Corporation was billed $31,938 for legal fees, disbursements and taxes by law firms in which Joseph Giuffre, a director of the Corporation, is/was a partner, for legal services rendered. The Corporation expects that it will continue to engage the law firms from time to time.

4. Subsequent to the Corporation's acquisition of the Vista brokerage from DKWS Enterprises, Inc. and Kabaker Family Trust of July 1998, Addison appointed an owner and trustee of DKWS and Kabaker Family Trust, respectively, as an officer of Addison. The following disclosure relating to certain transactions among Addison, DKWS and Kabaker are described below:

            a) During the six months ending September 30, 2004, the Corporation paid $257,911 (US$204,060), to Kabaker Family Trust being the monthly installments due on the note payable, of which $173,282 (US$137,101) has been recorded as an interest expense, including interest expense of $63,030 for debt at fair market value and $84,629 (US$66,959) has been recorded against note payable.

            b) The Company holds a $189,585 promissory note issued by Kabaker Family Trust on October 10, 2003. This note is due on demand and is non-interest bearing. It is secured by a general security agreement.

            c) The Company has issued a $3,414,531 promissory note to Kabaker Family Trust. The note bears interest at 7% per annum and is repayable over 10 years in equal monthly installments of US$40,812 including interest, secured by a general security agreement.

            d) As at September 30, 2004, The Corporation owes $1,971 to DKWS for expenses incurred on behalf of Addison.

NOTICE TO READER

The accompanying unaudited interim financial statements of the Corporation for the six months ended September 30, 2004 have been prepared by management and approved by the audit committee. These statements have not been reviewed by the Corporation's external auditors.

DATED: November 15, 2004

 "Primo Podorieszach"                      "Mahesh Bhatia"
---------------------------------     -------------------------------------
 Primo Podorieszach                        Mahesh Bhatia
 President and CEO                         Interim Chief Financial Officer

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

CONSOLIDATED BALANCE SHEETS

                                                         SEPTEMBER 30,                 MARCH 31,
                                                              2004                       2004
                                                          (UNAUDITED)                  (AUDITED)
                                                         -------------               ------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                              $    275,098                $  1,675,657
  Accounts receivable                                       2,024,252                   1,649,781
  Loan to director (note 8)                                    40,000                      40,000
  Prepaid expenses                                            400,339                     123,329
  Note receivable                                             189,585                     196,575
  Restricted cash                                                   -                     522,619
                                                         ------------                ------------
                                                            2,929,274                   4,207,961
Restricted cash (note 6)                                      633,648                     655,274

Computer systems and office equipment                         423,119                     376,540

Customer accounts (note 4)                                  6,375,562                   5,027,401

Goodwill (note 4)                                          12,057,267                   5,459,185

Deferred financing costs (note 7)                           1,172,547                     474,447

Other intangible assets (note 4)                              756,175                     663,551
                                                         ------------                ------------
                                                         $ 24,347,592                $ 16,864,359
                                                         ============                ============

LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued liabilities               $  1,816,452                $  1,114,545
  Current portion of long term-debt (note 9)               16,804,795                     485,447
  Future tax liability                                         49,803                      32,677
  Litigation liability                                              -                     522,619
                                                         ------------                ------------
                                                           18,671,050                   2,155,288

Long-term debt (note 9)                                        24,697                   8,014,044

Future tax liability                                          220,160                     196,930

Share capital (note 10)                                     9,999,164                  10,001,138
Contributed surplus (note 10 (d))                             563,563                           -
Cumulative translation adjustments                            (60,486)                       (845)
Deficit                                                    (5,070,556)                 (3,502,196)
                                                         ------------                ------------
                                                            5,431,685                   6,498,097
                                                         ------------                ------------
                                                         $ 24,347,592                $ 16,864,359
                                                         ============                ============

Commitments (note 11)

Segmented information (note 12)

See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(UNAUDITED)

                                                    FOR THE THREE MONTHS ENDING SEPTEMBER 30, FOR THE SIX MONTHS ENDED SEPTEMBER 30,
                                                              2004             2003                    2004             2003
  Revenue                                                 $ 2,528,979      $ 1,220,662             $ 5,045,185      $ 2,606,076

  Expenses:
  Salaries and wages                                        1,810,099          814,682               3,595,335        1,679,580
  Rent                                                        168,056           69,504                 322,958          145,007
  General and administrative                                  533,638          285,057                 950,373          504,490
  Legal judgement                                                   -          515,000                       -          515,000
  Stock based compensation (note 2 and note 10 (d))           411,275                -                 411,275                -
  Foreign exchange gain                                           369             (129)                    369          (19,277)
                                                          -----------      -----------             -----------      -----------
                                                            2,923,437        1,684,114               5,280,311        2,824,800
                                                          -----------      -----------             -----------      -----------

Earnings before interest, taxes, depreciation and
  amortization                                               (394,458)        (463,452)               (235,124)        (218,724)

Interest and financing costs (note 5)                        (395,227)         (70,690)               (682,921)        (144,783)
                                                          -----------      -----------             -----------      -----------

Earnings (loss) before depreciation and amortization         (789,685)        (534,142)               (918,045)        (363,507)

  Depreciation and amortization                              (268,753)         (70,741)               (457,671)        (141,310)
                                                          -----------      -----------             -----------      -----------
Earnings (loss) before income taxes                        (1,058,437)        (604,883)             (1,375,716)        (504,817)

  Income taxes:
  Current                                                           -           52,988                       -                -
  Future                                                        1,221          139,934                 (40,356)         136,895
                                                          -----------      -----------             -----------      -----------
                                                                1,221          192,922                 (40,356)         136,895
                                                          -----------      -----------             -----------      -----------
Net earnings (loss)                                        (1,057,216)        (411,961)             (1,416,072)        (367,922)

Deficit, beginning of period as previously reported        (4,013,341)      (2,406,659)             (3,502,196)      (2,450,698)
  Effect of change in accounting for:
     Stock based compensation (note 10 (d))                         -                -                (152,288)               -
                                                          -----------      -----------             -----------      -----------
Deficit, end of period as restated                        ($5,070,556)     ($2,818,620)            ($5,070,556)     ($2,818,620)
                                                          ===========      ===========             ===========      ===========

Earnings (loss) per share, basic and diluted                    (0.13)           (0.05)                  (0.18)           (0.05)

See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

                                                   FOR THE THREE MONTHS ENDING SEPTEMBER 30,  FOR THE SIX MONTHS ENDED SEPTEMBER 30,
                                                               2004              2003                2004             2003
                                                   -----------------------------------------  --------------------------------------
Cash flows used in operating activities:
Net earnings (loss)                                         ($1,057,216)     ($  411,961)         ($1,416,072)     ($  367,922)
Items not involving cash:
 Depreciation and amortization                                  245,926           70,741              413,609          141,310
 Deferred financing costs                                        59,379           38,796               91,257           54,751
 Other intangible assets                                         22,827                -               44,062                -
 Stock based compensation (note 2 and note 10 (d))              411,275                -              411,275                -
 Future income tax expense                                       (1,221)        (139,934)              40,356         (136,895)
                                                            -----------      -----------          -----------      -----------
                                                               (319,030)        (442,358)            (415,514)        (308,756)
Net change in non-cash working capital relating
  to operations:
 Accounts receivable                                           (576,487)        (156,886)            (378,881)        (334,741)
 Prepaid expenses                                              (128,959)          54,439             (279,323)          77,926
 Accounts payable and accrued liabilities                       284,592          499,823              722,272          556,325
 Income taxes payable                                                 -          (52,988)                   -                -
                                                            -----------      -----------          -----------      -----------
                                                               (739,884)         (97,970)            (351,445)          (9,246)
                                                            -----------      -----------          -----------      -----------
Cash flows from (used in) financing activities:
 Proceeds from (repayment of) long-term debt                  7,602,459           (1,168)           7,536,551           (2,309)
 Share issue costs                                                    -                -               (1,974)               -
 Deferred financing costs                                      (269,551)               -             (801,147)               -
 Restricted cash                                                 (1,202)               -               (1,675)               -
                                                            -----------      -----------          -----------      -----------
                                                              7,331,706           (1,168)           6,731,755           (2,309)
                                                            -----------      -----------          -----------      -----------
Cash flows used in investing activities:
 Computer systems and office equipment additions                (21,698)          (2,798)             (48,026)          (8,720)
 Business acquisitions (note 4)                              (7,828,002)               -           (7,828,002)               -
 Deferred costs                                                       -         (106,190)                   -         (106,190)
                                                            -----------      -----------          -----------      -----------
                                                             (7,849,700)        (108,988)          (7,876,028)        (114,910)
                                                            -----------      -----------          -----------      -----------
Effect of foreign exchange on cash and cash
  equivalents                                                    79,080                -               95,159                -
                                                            -----------      -----------          -----------      -----------
Decrease in cash and cash equivalents                        (1,178,798)        (208,126)          (1,400,559)        (126,465)
Cash and cash equivalents, beginning of period                1,453,896        3,801,069            1,675,657        3,719,408
                                                            -----------      -----------          -----------      -----------
Cash and cash equivalents, end of period                    $   275,098      $ 3,592,943          $   275,098      $ 3,592,943
                                                            ===========      ===========          ===========      ===========
Cash and cash equivalents is comprised of:
     Cash                                                       275,098        3,592,943              275,098        3,592,943
                                                            -----------      -----------          -----------      -----------
Supplementary disclosure of cash flow information:
         Interest paid in the period                            230,046           14,295              477,878           14,639
                                                            -----------      -----------          -----------      -----------

See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.
Notes to Interim Consolidated Financial Statements
For the six month period ended September 30, 2004
(unaudited)

Anthony Clark International Insurance Brokers Ltd.'s (the "Corporation") primary business activity involves the acquisition, consolidation and operation of general insurance brokerages. Shares of the Corporation trade on the Toronto Stock Exchange ("TSE") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF". The Corporation conducts its business in the United States through its wholly-owned subsidiary Addison York Insurance Brokers Ltd. ("Addison"). Revenues are attributed to geographic areas based on the location of resources producing the revenues.

The interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. The financial information included herein is unaudited. The interim consolidated financial statements follow the same accounting policies and methods of applications as the most recent annual consolidated financial statements for the year ended March 31, 2004, except as is mentioned below. As the interim consolidated financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Corporation's March 31, 2004 audited annual consolidated financial statements.

1.    LIQUIDITY AND DEBT COVENANTS:

At September 30, 2004, the Company had $445,000 of working capital, after taking in to account scheduled repayments on its long-term debt over the next twelve months. Since March 31, 2004, the Company's working capital has decreased from $2,053,000 to $445,000, primarily due to payment of deferred financing costs incurred in obtaining new debt financing, cash flow used in operating activities and repayment of debt. As a result, and as described more fully in note 9, the Corporation was in non-compliance with several financial debt covenants under its loan agreements with its lenders at September 30, 2004, and has reclassified the full amount of its longterm debt as current, in compliance with Canadian accounting standards for long-term debt with covenant noncompliance. The lenders have waived non-compliance with these covenants to September 30, 2004 and have indicated their willingness to negotiate revised covenants that are reasonably maintainable by the Corporation. The Corporation anticipates that it will be able to obtain further waivers or amendments of the Corporation's financial covenants from its lenders. The lenders have taken no remedial action with respect to the covenant noncompliance that are available to them under their lending agreements. Notwithstanding the expected continuing waivers and revision of existing covenants to new covenants that are reasonably maintainable by the Corporation, there is no guaranty that will happen.

The Corporation will continue to take steps to re-negotiate acceptable debt covenants with its lenders and expects to generate additional working capital from operations. Other alternatives available to the Corporation include the issuance of additional equity and the renegotiation of principal payments required by its subordinated lenders.

The Corporation will be dependent on the continued support of its lender, failing which the Corporation's ability to maintain continued operations may be adversely affected.

2.    CHANGES IN ACCOUNTING POLICIES:

Stock-based compensation:

Effective April 1, 2004, the Corporation has adopted the revised CICA Handbook
Section 3870, which requires that a fair-value method of accounting be applied to stock-based compensation payments to both employees and non-employees. 520,000 stock options were issued during the six months ending September 30, 2004 and an amount of $411,275 was booked as a non-cash stock based compensation expense. These options were granted with an exercise price ranging $1.10 - $1.25 per share and vested immediately. The options expire in five years.

3.    REVISION OF 2004 FINANCIAL STATEMENTS:

Subsequent to completion and issuance by the Corporation of its March 31, 2004 consolidated financial statements the Corporation re-assessed the determination of the purchase price paid for the Vista acquisition and the allocation of the purchase price to the identifiable assets acquired. The Corporation determined that the fair value of vendor debt issued on the Vista acquisition was $886,112 less than the face value of that debt and has reduced the Vista purchase price by that amount. The amounts of the purchase price allocated to customer accounts acquired and non-compete contracts for both the Vista and Johns acquisition have also been revised to correctly reflect their estimated fair values at the date of acquisition.

In addition, the Corporation determined that the current rate method of translation whereby assets and liabilities of self-sustaining operations conducted in a foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet date was adopted on October 17, 2003 and not March 22, 2004 as previously reported. As a result, the foreign currency translation gain of $66,446 previously reported has been reclassified to shareholders' equity as a cumulative translation adjustment.

These corrections to the 2004 financial statements are summarized as follows:

                                          As previously
                                             reported          As revised             Change
                                          -------------        ----------          ----------
Customer accounts                          $5,901,399          $5,027,401          $ (873,998)
Goodwill                                   $5,948,216          $5,459,185          $ (489,301)
Other intangible assets                    $  178,468          $  663,551          $  485,083
Long-term debt                             $8,714,176          $8,014,044          $ (700,132)
Deficit                                    $3,383,595          $3,502,196          $  118,601
Cumulative translation adjustment          $   64,987          $      845          $  (64,142)

4.    US ACQUISITION

On September 9, 2004, the Corporation, by way of Addison, acquired the net assets of Al Vinciguerra Ltd., a Virginia-based insurance brokerage for $9,030,000 (US$7,000,000). The initial purchase price for the Virginia brokerage of $9,030,000 (US$7,000,000) was satisfied by Addison paying $7,740,000
(US$6,000,000) to the vendors at closing and issuing to the vendors approximately $1,290,000 (US$1,000,000) promissory note (the "Vinciguerra Note"). The Vinciguerra Note bears interest at 7% per annum and is repayable over 5 years in equal monthly instalments of US$19,801, including interest and is secured by a general security agreement of Addison. The purchase was financed using the credit facility provided by FCC, financing obtained from Emmett Lescroart (see long-term debt) and seller financing. The initial purchase price is subject to adjustment based on the twentyfour months of commission revenue retention from the effective date of the acquisitions, and can only affect the purchase price to reduce it.

The note payable to the vendors of the Vinciguerra assets had a principal amount of $1,287,800 (US$1,000,000) bearing interest at 7%. That note has been discounted to $1,120,716 (US$870,256) to reflect the fair value of the note based upon the market value rate for a similar note of 13% (see note 7). The difference has been deducted from goodwill.

As part of the purchase agreement, net proceeds from operations prior to the closing date of the transaction of approximately $287,000 (US$222,750) were deducted from the cost of net assets acquired.

In aggregate, as a result of the above transactions, the net assets acquired were as follows:

      Net assets acquired:

                                                          Total
                                                    ---------------
Customer accounts                                   $     1,855,983
Computer systems and office equipment                        64,390
Other intangible assets                                     160,975
Goodwill                                                  6,856,141
Working capital                                              11,229
                                                    ---------------
                                                    $     8,948,718
                                                    ===============
Consideration paid:

Cash                                                $     7,828,002
Long-term debt                                            1,120,716
                                                    ---------------
                                                    $     8,948,718
                                                    ===============

The acquired customer accounts will be amortized on a straight-line basis over two years their estimated useful lives.

Revenues and expenses for the Virginia acquisition have been included in the current fiscal quarter from the closing date of the acquisition - September 9, 2004 and thus reflect results for only part of the quarter.

5.    INTEREST AND FINANCING COSTS:

                                                               September 30, 2004       September 30, 2003
                                                               ------------------       ------------------
Canadian operations:

     Interest on obligations under capital lease               $              763       $              824
     Interest and financing costs on Paragon terminated
     debt financing                                                             -                    5,000
                                                               ------------------       ------------------
                                                                              763                    5,824
US operations:

     Interest and financing costs on Textron terminated
     debt financing                                                             -                  138,959
     Interest and financing costs on long-term debt                       679,057                        -
     Interest on obligations under capital lease                            3,101                        -
                                                               ------------------       ------------------
                                                                          682,158                  138,959
                                                               ------------------       ------------------
Total interest and financing costs                             $          682,921       $          144,783
                                                               ==================       ==================

[ ] Total amortization of financing costs included above is $91,257 (2003 - $130,144)

[ ] Above includes $67,824 of interest expense based on fair market value of debt

6.    RESTRICTED CASH

      As required by the Debt Financing agreement with Oak Street, an amount of $633,648 (US$501,343) has been deposited into a collateral account. The Company is required to maintain this balance at all times during the term of the Debt Financing.

7.    DEFERRED FINANCING COSTS:

                                        September 30, 2004        March 31, 2004
                                        ------------------       ---------------
Cost                                    $        1,261,238       $       476,722
Accumulated amortization                           (88,691)               (2,275)
                                        ------------------       ---------------
                                        $        1,172,547       $       474,447
                                        ==================       ===============

      The total debt financing costs at September 30, 2004 are $531,593 (US$420,598), $450,068 (US$356,095) and $279,578 (US$221,204) for Oak
      Street, FCC and Emmett loans respectively. All deferred financing costs will be amortized on a straight-line basis over five years (except Emmett, which is amortized over four years), from the date of closing. An amount of $86,506 (US$68,444) was amortized during the six months ending September 2004 of which, Oak Street was $53,928 (US$42,668), FCC was $26,754 (US$21,167) and Emmett was $5,824 (US$4,608).

8.    RELATED PARTY TRANSACTIONS:

      Due from related parties:

                                                                                September 30, 2004          March 31, 2004
                                                                                ------------------          --------------
Demand loan to an individual who is an officer and director of the
Corporation, bearing interest at the Royal Bank of Canada prime rate, with interest payable annually and compounded semi-annually, secured by capital
stock of the Corporation and a general security agreement.                      $           40,000          $       40,000

Note receivable, issued on October 10, 2003, from a company, in which an officer of Addison is an owner.  This note is due on demand and is non-interest bearing.  It is secured by a
general security agreement.                                                                189,585                 196,575

                                                                                ------------------          --------------
                                                                                $          229,585          $      236,575
                                                                                ==================          ==============

      Due to related parties:

                                                                                September 30, 2004          March 31, 2004
                                                                                ------------------          --------------
Note payable to Kabaker Family Trust, in which, an officer of Addison is one of the trustees. The note bears interest at 7% per annum and is repayable over 10 years in equal monthly installments of US$40,812
including interest, secured by a general security agreement.                    $        3,414,531          $    3,620,895

Amount payable to DKWS Enterprises Inc. ("DKWS") for
expenses incurred on behalf of Addison.  DKWS is
owned by an officer of Addison.                                                              1,971                  60,832
                                                                                ------------------          --------------
                                                                                $        3,416,502          $    3,681,727
                                                                                ==================          ==============

      Transactions with related parties:

      During the six months ended September 30, 2004, the Corporation was billed $132,400 for legal fees, disbursements and taxes by a law firm in which Thomas Milley, a director of the Corporation, is a partner, for legal services rendered. The Corporation expects that it will continue to engage the law firm from time to time.

      During the six months ended September 30, 2004, the Corporation was billed $31,938 for legal fees, disbursements and taxes by law firms in which Joseph Giuffre, a director of the Corporation, is/was a partner, for legal services rendered. The Corporation expects that it will continue to engage the law firms from time to time.

      Subsequent to the Corporation's acquisition of the Vista brokerage from DKWS Enterprises, Inc. and Kabaker Family Trust of July 1998, Addison appointed an owner and trustee of DKWS and Kabaker Family Trust, respectively, as an officer of Addison. Pursuant to an asset management agreement with DKWS, Addison processes its clients insurance policies through DKWS, whereby Addison shall receive all the revenues there from and shall pay all associated operating costs.

      During the six months ending September 30, 2004, the Corporation paid $257,911 (US$204,060), to Kabaker Family Trust being the monthly installments due on the note payable, of which $173,282 (US$137,101) has been recorded as an interest expense and $84,629 (US$66,959) has been recorded against note payable.

9.    LONG-TERM DEBT:

                                                                                September 30, 2004          March 31, 2004
                                                                                ------------------          --------------
ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
     Capital lease, bearing interest at 9.78% and secured by
     the individual assets being leased by the Corporation                      $           15,093          $       17,624

ADDISON YORK INSURANCE BROKERS LTD.
     Capital lease, bearing interest at 15.00% and secured by
     the individual assets being leased by the Corporation                                  28,234                  45,254

     Note payable, bearing no interest and payable on
     December 31, 2004 and unsecured                                                       220,827                 228,969

     Note payable, bearing interest at prime plus 8%, with interest only payments for the first 2 years followed by monthly installments of
     $102,030 (US$77,856) including interest over 60 months. The note is secured by a general security agreement and guaranteed by Anthony
     Clark International Insurance Brokers Ltd.                                          4,423,650               4,586,749

     Note payable, bearing interest at 7% per annum and repayable over 10 years in equal monthly installments of US$40,812 including interest secured by a general security agreement. The principal value of the note upon issuance, was $4,646,127 (US$3,515,000). The fair value of the note was determined to be $3,760,015 (US$2,844,617) based on the estimated market rate of 12% for this note on the date of the issuance. The amount of the interest calculated on the difference between the stated interest rate (7%) and the market rate (12%) is charged to income as incremental interest expense and is accreted
     to the discount value of the note.                                                  3,414,531               3,620,895

     Note payable, bearing interest at prime plus 2%, with interest only payments for the first 2 years followed by monthly installments of
     $108,090 (US$85,521) including interest over 36 months. The note is secured by a general security agreement and guaranteed by Anthony
     Clark International Insurance Brokers Ltd.                                              3,513,642                       -

     Note payable, bearing interest at 14%, with interest only payments for the term of the loan. The note is secured by a general security agreement and guaranteed by Anthony Clark International Insurance
     Brokers Ltd.                                                                            4,107,675                       -

     Note payable, bearing interest at 7% per annum and repayable over 5 years in equal monthly instalments of US$19,801 including interest secured by a general security agreement. The principal value of the note upon issuance, was $1,287,800 (US$1,000,000). The fair value of the note was determined to be $1,120,716 (US$870,256) based on the estimated market rate of 13% for this note on the date of the issuance. The amount of the interest calculated on the difference between the stated interest rate (7%) and the market rate (13%) is charged to income as incremental interest expense and is accreted
     to the discount value of the note.                                                      1,086,806                       -
                                                                                    ------------------          --------------
     Other                                                                                      19,034                       -
                                                                                            16,829,492               8,499,491

Less current portion                                                                        16,804,795                 485,447
                                                                                    ------------------          --------------
                                                                                    $           24,697          $    8,014,044
                                                                                    ==================          ==============

      The aggregate maturities of long-term debt for the five years subsequent to September 30, 2004 are as follows:

2005                         $       668,141
2006                                 875,350
2007                               2,338,711
2008                               6,677,850
2009 and beyond                    6,269,440
                             ---------------
                             $    16,829,492
                             ===============

      The table reflects the obligation of the Corporation for the next five years and beyond. The Corporation has reclassified the amounts owing (except capital lease payments) at September 30, 2004 as current liabilities in accordance with EIC-59 (Long-term Debt with Covenant Violations).

DEBT FINANCING

      On June 14, 2004, the Corporation closed a US$7,500,000 ($10,090,725 CDN) debt financing arrangement with First Capital Corporation, LLC ("FCC") whereby FCC will provide up to a US$7,500,000 ($10,090,725 CDN) reducing revolving line of credit (the "FCC Facility") subject to a borrowing base formula to Addison. The Corporation can borrow, an aggregate amount not to exceed at any time outstanding the lesser of (a) the maximum principal amount of the Line of Credit or (b) the Borrowing Base. As of September 30, 2004 the Corporation has drawn US$2,780,000 of the US$7,500,000 available as determined by the Borrowing Base. The Borrowing Base is determined as a percentage of recurring annual revenue of eligible insurance commissions earned with regard to policies of acceptable insurance pursuant to agency agreements between Addison and insurance companies having a rating by A.M. Best Company of B and above. The FCC Facility will have a Wall Street Journal interest rate of prime plus 2% per annum, with interest only payments for two years following the date of closing. After the initial two-year period, the Corporation shall pay the principal and interest in the amount calculated based on the amortization schedule with the total amount being repaid over a 36 month period. The FCC Facility is secured by the general security agreement of Addison and has been guaranteed by the Corporation, which guarantee has been secured by a general security agreement and pledge of its shares in Addison. Pursuant to the FCC Facility, FCC, will have: (i) a first priority security interest in the assets of Addison which are acquired after June 14, 2004, in connection with any purchase or other acquisition by Borrower from an unaffiliated party and financed by FCC, of: (a) an insurance agency; (b) any group of insurance policies; (c) any "book of business" with respect to insurance policies; and (d) any "expirations" with respect to insurance policies: in each case together with all future insurance policies (including all commissions paid or payable thereunder) and other assets directly related to such acquired assets, and all products and proceeds thereof; and (ii) a subsequent security interest, subject to certain permitted encumbrances, in the assets of Addison and the Corporation. The FCC Facility is required to be used to fund permitted acquisitions within the United States and provide working capital for the related acquisitions. As at September 30, 2004 the Corporation had incurred US$356,095 of costs related to this financing, of which US$339,703 had been paid during the six months ending September 30, 2004. These amounts will be amortized on a straight-line basis over five years. Amortization of $26,754 (US$21,167) has been amortized during the six months ending September 30, 2004.

      On August 31, 2004, the Corporation obtained US$3,250,000 ($4,192,500 CDN) in debt financing from Emmett Lescroart ("Emmett"), pursuant to an arrangement whereby Emmett agreed to provide a loan of up to US$3,250,000 ($4,192,500 CDN) (the "Emmett Facility") to purchase substantially all of the assets of Al Vinciguerra Ltd. The Emmett Facility was fully drawn down on August 31, 2004, bears interest at a rate of 14% per annum, and requires the Corporation to make monthly interest only payments until 2008 The principal amount is due September 1, 2008. The Emmett Facility is secured by the general security agreement of Addison and has been guaranteed by the Corporation, which guarantee has been secured by a general security agreement.

      On August 31st, 2004, the Corporation entered into an Intercreditor Agreement with certain of its creditors, being Emmett Lescroart, Al Vinciguerra Ltd., the Kabaker Family Trust of July 1998, Oak Street Funding LLC and FCC LLC (together referred to herein as the "Creditors"). The Intercreditor Agreement defines the rights and priorities of each of the Creditors as amongst themselves with respect to the collateral secured by their respective security interests in the assets of the Corporation and also sets forth the rights and restrictions on execution against the collateral placed upon them in the event of a default in the obligations of the Corporation to any of them. The Intercreditor Agreement imposes no additional material obligations on the Corporation over and above those obligations already set forth in the security interests granted by the Corporation to the individual Creditors.

      COMPLIANCE WITH DEBT COVENANTS

      The Corporation was in non-compliance of certain financial covenants prescribed in the loan agreements with its senior lenders. The financial covenants relate to maintenance of a certain level of tangible net worth
      (TNW), minimum interest coverage ratio (MICR) and a minimum ratio of total liabilities to TNW. The lenders have agreed to waive the Corporation's non-compliance of these covenants to September 30, 2004 and the Corporation is in discussions with the lenders to alter or replace these covenants by amendment to loan agreements with those that can be reasonably maintained by the Corporation. At this time, no agreement has been reached with the lenders to amend the loan agreements. The Corporation expects to continue to be in non-compliance of these covenants for the foreseeable future until an agreement has been reached with the lenders to amend the loan agreements. The Corporation anticipates that it will be able to obtain further waivers or amendments of the Corporation's financial covenants from its lenders but this cannot be guaranteed. If the Corporation is unable to comply with the financial covenants and they are not waived by the lenders, the lenders could exercise their rights to accelerate the Corporation's obligations and (unless paid with replacement financing) acquire or dispose of the Corporation's assets. At November 15, 2004, the lenders had taken no action to exercise their remedies and future action, if any, by the lenders is not determinable at this time.

      In view of violations of the debt covenants, the Corporation has reclassified the amounts owing (except capital lease payments) at September 30, 2004 as current liabilities in accordance with EIC-59 (Long-term Debt with Covenant Violations).

10.   SHAREHOLDERS' EQUITY:

      (a)   Share capital authorized:

            Unlimited number of Voting Participating Common Shares without nominal or par value

      (b)   Share capital, deficit and cumulative translation adjustment:

                                                                                 Number of
Share capital:                                                                    shares            Amount
--------------                                                                   ---------       -----------
Balance, March 31, 2003                                                          7,692,055       $ 9,687,132

Issuance of Common Shares on completion of private
  placement                                                                        263,098           336,765

Share issue costs                                                                                    (22,759)

Balance, March 31, 2004                                                          7,955,153        10,001,138

Share issue costs                                                                                     (1,974)

Balance, September 30, 2004                                                      7,955,153       $ 9,999,164

            During the quarter ending June 30, 2004, the Corporation received the regulatory approval to make a normal course issuer bid. Pursuant to the bid, the Corporation may purchase a maximum of 397,758 of its common shares representing approximately 5% of the 7,955,153 issued and outstanding common shares. The bid will commence on May 20, 2004 and end on May 19, 2005. To November 5, 2004, the Corporation has not repurchased any of its shares.

      (c)   Stock options:

           (i)   Stock option plan:

           The Corporation has an incentive share option plan, which provides for the granting of stock options to directors, officers, employees and consultants to a maximum of 1,309,811 Common Shares. At September 30, 2004, stock options to purchase 1,304,811 Common Shares were outstanding. The stock options are exercisable at prices ranging from $0.81 to $4.80 per share and expire on various dates between February 28, 2005 and August 16, 2009. Options granted during the year ended March 31, 2002 vest over periods of up to five years. All the options granted during the current year vested immediately at the date of grant.

      Changes in options during the years ended September 30, 2004 and March 31, 2004 are as follows:

                                  September 30, 2004      March 31, 2004
                                ---------------------  --------------------
                                            Weighted-             Weighted-
                                             average              average
                                Number of    exercise  Number of  exercise
                                 options      price     options     price
                                ---------   ---------  ---------  ---------
Outstanding, beginning of year  1,308,811   $    1.23    984,400  $    1.37

Granted                           520,000        1.10    334,411       0.82

Cancelled                        (524,000)      (1.60)   (10,000)     (1.00)
                                ---------   ---------  ---------  ---------
Outstanding, end of year        1,304,811   $    1.04  1,308,811  $    1.23
                                =========   =========  =========  =========
Exercisable, end of year        1,240,611   $    1.04  1,244,611  $    1.25

      The following table sets forth information relating to stock options outstanding as at September 30, 2004:

                                              Weighted-
          Number                                  average      Weighted-       Number            Weighted-
  Range of outstanding at                       remaining       average    exercisable at         average
   exercise September 30,                    contractual       exercise    September 30,         exercise
Expiry             prices                        2004            life          price               2004           price
---------------------------                  ------------      ---------   --------------        ---------     ----------
10/26/06         $     1.00                       431,000           1.08    $       1.00           370,550     $     1.00
03/18/07               1.15                         5,000           1.46            1.15             1,250           1.15
02/28/05               4.80                        14,400           0.42            4.80            14,400           4.80
08/28/08               0.81                       319,411           3.92            0.81           319,411           0.81
08/28/08               1.00                        15,000           3.92            1.00            15,000           1.00
08/05/09               1.10                       505,000           4.92            1.10           505,000           1.10
08/16/09               1.25                        15,000           4.92            1.25            15,000           1.25
---------------------------                  ------------      ---------    ------------         ---------     ----------
       $ 0.81 to $4.80                          1,304,811           3.33    $       1.04         1,240,611     $     1.04

      During the six months ending September 30, 2004, 524,000 options were cancelled.

      (d)   Stock-based compensation:

      The effect of change in accounting policy as outlined in note 1 has been recorded retroactively without restatement of prior periods. At April 1, 2004, the restatement resulted in increase to contributed surplus and an offsetting increase in the deficit of $152,288. An amount of $411,275 has been recorded as non-cash stock based compensation during the quarter ending September 30, 2004 for 520,000 stock options granted during the quarter, with offsetting credits to contributed surplus. The aggregate fair value of each option grant is estimated on the date of grant using the Black Scholes option pricing model with the weighted-average assumptions of a risk free interest rate of 2.6%, volatility of 64%, expected option life of 5 years, and zero dividend yield.

11.   COMMITMENTS:

      The Corporation has operating lease commitments for office premises. Annual future payments pursuant to these commitments are as follows:

2005      $    733,780
2006           161,477
2007            56,787
          ------------
          $    952,044
          ============

12.   SEGMENTED INFORMATION:

      The Corporation operates in two economic environments and is involved in the acquisition, consolidation and operation of general insurance brokerages. Revenues are attributable to geographic areas based on the location of resources producing the revenues.

      OPERATING SEGMENTS

                                  SIX MONTHS ENDED SEPTEMBER 30, 2004        SIX MONTHS ENDED SEPTEMBER 30, 2003
                                  CANADA          US        CONSOLIDATED      CANADA         US     CONSOLIDATED
Revenue                          2,670,224      2,374,961      5,045,185     2,606,076           -     2,606,076

Net loss                          (206,738)    (1,209,334)    (1,416,072)     (226,431)   (141,491)     (367,922)

Identifiable assets              4,933,127     19,414,465     24,347,592     8,305,468     401,632     8,707,100

Additions to

- Computer systems and office
equipment                            4,808         43,218         48,026         8,720           -         8,720
- Goodwill                               -      6,598,082      6,598,082             -           -             -

Depreciation and amortization      132,876        324,795        457,671       141,310           -       141,310

Interest and financing costs           763        682,158        682,921         5,824     138,959       144,783

Computer systems and office
equipment and goodwill           1,727,503     10,752,883     12,480,386     1,765,086           -     1,765,086

      OPERATING SEGMENTS

                                                  THREE MONTHS ENDED SEPTEMBER 30, 2004    THREE MONTHS ENDED SEPTEMBER 30, 2003
                                                  CANADA          US        CONSOLIDATED     CANADA          US    CONSOLIDATED
Revenue                                          1,289,282      1,239,697      2,528,979     1,220,662           -     1,220,662

Net loss                                          (319,451)      (737,765)    (1,057,216)     (336,070)    (75,891)     (411,961)

Identifiable assets                              4,933,127     19,395,101     24,328,228     8,305,468     401,632     8,707,100

Additions to
- Computer systems and office
equipment                                            1,215         20,483         21,698         2,798           -         2,798
- Goodwill                                               -      6,612,201      6,612,201             -           -             -

Depreciation and amortization                       66,050        197,693        263,743        70,741           -        70,741

Interest and financing costs                           367        394,860        395,227         5,480      65,210        70,690

Computer systems and office
equipment and goodwill                           1,727,503     10,752,883     12,480,386     1,765,086           -     1,765,086

                                 FORM 52-109FT2
            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Primo Podorieszach, the Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term in defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Anthony Clark International Insurance Brokers Ltd. (the "Issuer") for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which is was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: November 15, 2004.

/s/ "Primo Podorieszach"
-----------------------------------
Primo Podorieszach
Chief Executive Officer

                                 FORM 52-109FT2
            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Mahesh Bhatia, the Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term in defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Anthony Clark International Insurance Brokers Ltd. (the "Issuer") for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which is was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: November 15, 2004.

/s/ "Mahesh Bhatia"
------------------------------------
Mahesh Bhatia
Interim Chief Financial Officer

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                            CALGARY, ALBERTA T2W 3X6
                    TEL: (403) 278-8811 - FAX (403) 225-5745

                   REVISED MARCH 31, 2004 FINANCIAL STATEMENTS

Calgary, Alberta, Canada, November 26, 2004 -- ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (TORONTO STOCK EXCHANGE: ACL; NASDAQ OTC BULLETIN BOARD:
ACKBF) ("Anthony Clark") announces the release of revised financial statements for year ending March 31, 2004, which are available on www.sedar.com.

REVISION OF 2004 FINANCIAL STATEMENTS:

Subsequent to completion and issuance by the Corporation of its March 31, 2004 consolidated financial statements, the Corporation has re-assessed the determination of the purchase price paid for the acquisition of Vista International Insurance Brokers ("Vista") and the allocation of the purchase price to the identifiable assets acquired based upon applicable Canadian accounting standards. The Corporation has determined that the fair value of vendor debt issued on the Vista acquisition was $886,112 less than the face value of that debt if financing for this acquisition had been arranged through a third party lender. The revised financial statements now reflect the reduction in the Vista purchase price by that amount. In addition, the Corporation has also reduced the amount of the purchase price allocated to customer accounts acquired and non-compete contracts for both the Vista and Johns acquisition to reflect their estimated fair values at the date of acquisition based on applicable Canadian accounting standards. Certain other minor changes have been made to reflect the reclassification of a foreign currency translation gain of $66,446, as previously reported, to shareholders' equity as a cumulative translation adjustment.

The Corporation also determined that the net proceeds from the private placement of common shares should have been reflected as cash rather then as an account receivable. Further, it determined that an amount should have been allocated to the warrants issued at the time of the private placement. The Corporation also has reflected the receipt of financing and subsequent repayment during the year of amounts pursuant to the Paragon financing.

These corrections to the 2004 financial statements are summarized as follows:

BALANCE SHEET:

                                       As previously
                                         reported                As revised                Change
                                       -------------             ----------              ----------
Cash and cash equivalents               $ 1,675,657              $1,989,663              $ 314,006
Customer accounts                         5,901,399               5,027,401               (873,998)
Goodwill                                  5,948,216               5,459,185               (489,301)
Other intangible assets                     178,468                 663,551                485,083
Long-term debt                            8,714,176               8,014,044               (700,132)
Accounts receivable                       1,649,781               1,335,775               (314,006)
Share capital                            10,001,138               9,897,116               (104,022)
Contributed surplus                               -                 104,022                104,022
Deficit                                   3,383,595               3,502,196                118,601
Cumulative translation adjustment            64,987                     845                (64,142)

STATEMENT OF OPERATIONS:

                                                       As previously
                                                         reported                As revised              Change
                                                       -------------             ----------            ----------
Foreign currency loss (gain)                           $    (66,446)             $         -           $ (66,446)
Earnings before interest, taxes
 depreciation and amortization                              324,948                  258,502             (66,446)
Interest and financing costs                               (878,528)                (941,153)            (62,625)
(Loss) earnings before depreciation
 and amortization                                          (553,580)                (682,651)           (129,071)
Depreciation and amortization                              (491,495)                (481,025)             10,470
Loss before income taxes                                 (1,045,075)              (1,163,676)           (118,601)
Net loss                                                   (932,897)              (1,051,498)           (118,601)
Earnings per common share-basic
 and diluted                                                  (0.12)                   (0.14)              (0.02)

STATEMENT OF CASH FLOWS

                                                       As previously
                                                         reported                As revised              Change
                                                       -------------             ----------            ----------
Cash flows from (used in) operating activities:
Depreciation and amortization                          $    491,495              $  481,025            $  (10,470)
Foreign exchange gain                                       (66,446)                      -                66,446
Amortization of discount on Kabaker note                          -                  62,625                62,625
Accounts receivable                                         611,060                 297,054               314,006
Restricted cash                                            (522,619)                      -               522,619
Litigation liability                                        522,619                       -              (522,619)
Cash flows from (used in) operating activities             (900,293)               (586,287)              314,006

                                                       As previously
                                                         reported                As revised               Change
                                                       -------------             ----------            ------------
CASH FLOWS FROM (USED IN):

Financing activities:
Proceeds of long-term debt                             $  4,428,478              $  6,632,353          $  2,203,875
Repayment of long-term debt                                       -                (2,199,696)           (2,199,696)

Cash flows from (used in) financing activities            3,529,886                 3,534,065                 4,179

Cash flows from (used in) investing activities:
Other assets                                                  4,178                         -                (4,178)

Cash flows from (used in) investing activities           (4,673,344)               (4,677,522)               (4,178)
                                                       ------------              ------------          ------------
                                                         (2,043,751)               (1,729,745)              314,006
                                                       ------------              ------------          ------------
Cash and cash equivalents, end of year                 $  1,675,657              $  1,989,663          $    314,006

Cash and cash equivalents is comprised of:
Cash                                                   $    365,000              $    679,006          $    314,006
Term deposits maturing within ninety days                 1,310,657                 1,310,657                     -
                                                       ------------              ------------          ------------
                                                       $  1,675,659              $  1,989,663          $    314,006
                                                       ============              ============          ============

SUBSEQUENT EVENT

The Corporation was in non-compliance of certain financial covenants prescribed in the loan agreements with its lenders. The financial covenants relate to maintenance of a certain level of tangible net worth (TNW), minimum interest coverage ratio (MICR) and a minimum ratio of total liabilities to TNW. However, its lenders have agreed to waive the Corporation's non-compliance of these covenants to September 30, 2004 and the Corporation is in discussions with its lenders to alter or replace these covenants with those that can be reasonably maintained by the Corporation. The Corporation expects to continue to be in non-compliance of these covenants for the foreseeable future until an agreement has been reached with the lenders to amend the loan agreements. The Corporation anticipates that it will be able to obtain further waivers or amendments of the Corporation's financial covenants from its lenders but this cannot be guaranteed.

Anthony Clark has expanded principally through internal growth and brokerage acquisitions and now expects to process approximately CDN$100,000,000 (U.S.$80,000,000) annually in insurance premiums for its 60,000 customers.

For further information:

Press Contacts - North America         Barry Kaplan
                                       Barry Kaplan Associates
                                       New Jersey
                                       Telephone: (732) 747-0702
                                       Email: smallkap@aol.com

Anthony Clark International Insurance  Mr. Tony Consalvo, C.O.O.
  Brokers Ltd.                         Telephone: (403) 225-5100
                                       Email: tony.consalvo@aclarkinsurance.com

Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the Company's ability to close the proposed transaction. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company's public filings under "Risk Factors." The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.

                                       On behalf of

                                       ANTHONY CLARK INTERNATIONAL
                                       INSURANCE BROKERS LTD.

                                       Primo Podorieszach, C.E.O.

REVISED MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis may contain forward looking statements and information. Forward looking statements are statements that are not historical fact and are generally identified by words such as "believe", "expects", "projects" and words of similar connotation. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict, and are usually beyond the control of management, that could cause actual results to be materially different from those expressed by these forward looking statements. Risks and uncertainties include, but are not limited to, risk with respect to general economic conditions, changes in the insurance marketplace, regulations and taxes, restrictive terms and conditions, coverage exclusions and higher prices in every line of insurance. Readers are cautioned not to place undue reliance on these forward looking statements.

The Corporation does not undertake to update or re-issue the forward looking statements that may be contained herein, whether as a result of new information, future events or otherwise.


OVERVIEW

Anthony Clark International Insurance Brokers Ltd.'s (the "Corporation") primary business activity involves the acquisition, consolidation and operation of general insurance brokerages. Shares of the Corporation trade on the Toronto Stock Exchange ("TSE") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF". The Corporation, founded in 1989, has expanded through internal growth and acquisitions and processes over $70,000,000 (US$53,000,000) in insurance premiums for its 23,000 customers. The Corporation conducts its business in the United States through its wholly-owned subsidiary, Addison York Insurance Brokers Ltd. The Corporation operates in two economic environments and revenues are attributed to geographic areas based on the location of resources producing the revenues.

The following discussion should be read in conjunction with our consolidated financial statements and the related notes to those consolidated financial statements, included elsewhere in this report.

All amounts are in Canadian Dollars unless otherwise indicated


2004 HIGHLIGHTS

      -     October 2003 - Acquisition of Vista Insurance Brokers

      -     November 2003 - Acquisition of Johns Insurance Brokers

      - February 2004 - Closing of the private placement, proceeds totaling $337,000

      -     March 2004 - Closing of US$5.0 million Oak Street debt financing

      -     June 2004 - Closing of US$7.5 million First Capital debt financing

REVISION OF 2004 FINANCIAL STATEMENTS:

Subsequent to completion and issuance by the Corporation of its March 31, 2004 consolidated financial statements the Corporation re-assessed the determination of the purchase price paid for the Vista acquisition (see note 4), and the allocation of the purchase price to the identifiable assets acquired. The Corporation determined that the fair value of vendor debt issued on the Vista acquisition was less than the face value of that debt and has reduced the Vista purchase price by that amount. The amounts of the purchase price allocated to customer accounts acquired and non-compete contracts for both the Vista and Johns acquisition have also been revised to correctly reflect their estimated fair values at the date of acquisition.

In addition, the Corporation determined that the current rate method of translation whereby assets and liabilities of self sustaining operations conducted in a foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet date was adopted on October 17, 2003 and not March 22, 2004 as previously reported. As a result, the foreign currency translation gain of $66,446 previously reported has been reclassified to shareholders' equity as a cumulative translation adjustment.

The Corporation also determined that the net proceeds from the private placement of common shares should have been reflected as cash rather then as an account receivable. Further, it determined that an amount should have been allocated to the warrants issued at the time of the private placement. The Corporation also has reflected the receipt of financing and subsequent repayment during the year of amounts pursuant to the Paragon financing. An amount was also reallocated in the segmented information note.

These corrections to the 2004 financial statements are summarized as follows:

BALANCE SHEET:

                                        As previously
                                           reported             As revised            Change
                                        -------------          -----------          -----------
Cash and cash equivalents                $  1,675,657          $ 1,989,663          $  314,006
Customer accounts                           5,901,399            5,027,401            (873,998)
Goodwill                                    5,948,216            5,459,185            (489,301)
Other intangible assets                       178,468              663,551             485,083
Long-term debt                              8,714,176            8,014,044            (700,132)
Accounts receivable                         1,649,781            1,335,775            (314,006)
Share capital                              10,001,138            9,897,116            (104,022)
Contributed surplus                                 -              104,022             104,022
Deficit                                     3,383,595            3,502,196             118,601
Cumulative translation adjustment              64,987                  845             (64,142)

STATEMENT OF OPERATIONS:

                                        As previously
                                           reported             As revised            Change
                                        -------------          -----------          -----------
Foreign currency loss (gain)            $    (66,446)         $          -          $  (66,446)
Earnings before interest, taxes
 depreciation and amortization               324,948               258,502             (66,446)
Interest and financing costs                (878,528)             (941,153)            (62,625)
(Loss) earnings before depreciation
 and amortization                           (553,580)             (682,651)           (129,071)
Depreciation and amortization               (491,495)             (481,025)             10,470
Loss before income taxes                  (1,045,075)           (1,163,676)           (118,601)
Net loss                                    (932,897)           (1,051,498)           (118,601)
Earnings per common share-basic
 and diluted                                   (0.12)                (0.14)              (0.02)

STATEMENT OF CASH FLOWS

                                                       As previously
                                                          reported                 As revised             Change
                                                       -------------              ------------         -----------
Cash flows from (used in) operating activities:
Depreciation and amortization                           $    491,495              $   481,025          $   (10,470)
Foreign exchange gain                                        (66,446)                       -               66,446
Amortization of discount on Kabaker note                           -                   62,625               62,625
Accounts receivable                                          611,060                  297,054              314,006
Restricted cash                                             (522,619)                       -              522,619
Litigation liability                                         522,619                        -             (522,619)
Cash flows from (used in) operating
  activities                                                (900,293)                (586,287)             314,006

                                                       As previously
                                                          reported                 As revised             Change
                                                       -------------              ------------         -----------
Cash flows from (used in):
Financing activities:
Proceeds of long-term debt                              $  4,428,478              $ 6,632,353          $ 2,203,875
Repayment of long-term debt                                        -               (2,199,696)          (2,199,696)

Cash flows from (used in) financing activities             3,529,886                3,534,065                4,179

Cash flows from (used in) investing activities:
Other assets                                                   4,178                        -               (4,178)

Cash flows from (used in) investing activities            (4,673,344)              (4,677,522)              (4,178)
                                                        ------------              -----------          -----------
                                                          (2,043,751)              (1,729,745)             314,006
                                                        ------------              -----------          -----------
Cash and cash equivalents, end of year                  $  1,675,657              $ 1,989,663          $   314,006
                                                        ============              ===========          ===========
 Cash and cash equivalents is comprised of:
Cash                                                    $    365,000              $   679,006          $   314,006
Term deposits maturing within ninety days                  1,310,657                1,310,657                    -
                                                        ------------              -----------          -----------
                                                        $  1,675,659              $ 1,989,663          $   314,006
                                                        ============              ===========          ===========

Other impacted amounts presented throughout these revised consolidated financial statements have been amended as appropriate.

The disclosure in note 3(a) has been amended to reflect the Corporation's revision of amounts allocated to goodwill and customer accounts prior to April 1, 2002 as a correction of an accounting error in a prior period.

RESULTS OF OPERATIONS

BUSINESS ACQUISITIONS

During the year ending March 31, 2004, the Corporation, through its wholly owned United States subsidiary, Addison, acquired the net assets of two California insurance brokerages ("Vista" and John's"), for aggregate consideration of $$8,600,642 (US $6,515,638), subject to final purchase price adjustments with a further 20% of the purchase price of one agency being determined based on a price calculation relating to the commission revenue in 5 years, which cannot be quantified at this time. An additional price adjustment is based on twenty-four months (Vista) and twelve months (Johns) of commission revenue retention from the effective date of the acquisitions, and can only affect the purchase price to reduce it. The results of operations for these businesses have been included in the operating results of the Corporation from the closing date of the acquisitions (Vista - October 17, 2003 and Johns - November 6, 2003). The acquired customer accounts will be amortized on a straight-line basis over ten years and seventeen years, respectively for the Vista and John's agencies, their estimated useful lives. Non-competition agreements will be amortized on a straight-line basis over ten years, their estimated useful lives.

REVENUE

The Corporation's revenue has increased to $7,469,559 for the year ended March 31, 2004 from $5,175,072 for the year ended March 31, 2003 primarily due to revenue generated from US acquisitions (approximately $1,980,000), new business commissions generated and premium increases (approximately $231,000), and a net increase in combined other revenue (approximately $83,000, primarily due to increase in contingent commissions of $261,000, a decrease in interest revenue of approximately $10,000 and non-recurrence of one-time revenue of $151,000 booked in the prior year). The total insurance policy premiums (including US operations) processed during the year ended March 31, 2004 was $52,500,000 against $37,000,000 (Canadian operations only) during year ended March 31, 2003. Revenue from the US acquisitions has been recorded from the closing date of acquisition.

The Corporation's revenues have increased to $5,175,072 for the year ended March 31, 2003 from $4,449,628 for the year ended March 31, 2002 primarily due to a combination of an increase in revenues due to new business commissions generated and premium increases (approximately $656,000), a decrease in interest revenue (approximately $48,000), a net increase in other revenues (approximately $117,000, primarily due to an increase in one-time revenue of $151,000 and a decrease in contingent commissions of approximately $34,000). This translates into an increase in insurance policy premiums being processed from approximately $32,000,000 for the year ended March 31, 2002 to approximately $37,000,000 in insurance premiums for the year ended March 31, 2003.

Contingent commissions are commissions paid to the Corporation by Insurance companies based upon volume, growth and/or profitability of business placed with such Insurance companies by the Corporation.

EXPENSES

Salaries and wages have increased to $4,818,880 for the twelve month period ended March 31, 2004 from $3,165,924 for the twelve month period ended March 31, 2003 mainly due to salaries and wages of US acquisitions (approximately $1,500,000), salaries and wages related to the new business generated (approximately $111,000) and administrative salary adjustments (approximately $42,000).

Salaries and wages have increased to $3,165,924 for the year ended March 31, 2003 from $2,560,844 for the year ended March 31, 2002 primarily due to the salaries and wages of the new business generated (approximately $429,000) and due to adjustments to administrative wages and positions added (approximately $176,000).

Rent increased to $422,672 for the year ended March 31, 2004 from $283,242 for the year ended March 31, 2003 primarily due to rent related to the US acquisitions.

Rent increased to $283,242 for the year ended March 31, 2003 from $263,380 for the year ended March 31, 2002 primarily due to base rent increases (approximately $30,000) and decreases in operating cost adjustments (approximately $10,000).

General and administrative expenses increased to $1,446,886 for the year ended March 31, 2004 from $1,135,956 for the year ended March 31, 2003 mainly due to the inclusion of general and administrative expenses of US acquisitions (approximately $350,000), increase in legal fees (approximately $33,000), increase in insurance costs (approximately $42,000), increase in accounting fees (approximately $24,000) decrease in operating costs of the website and computer maintenance costs (approximately $36,000), decrease in other expenses primarily related to acquisition identification (approximately $102,000).

General and administrative expenses decreased to $1,135,956 for the year ended March 31, 2003 from $1,180,375 for the year ended March 31, 2002 primarily due to a reduction in website operating costs (approximately $118,000), net increase in operating costs (approximately $43,000), increase in costs related to financing and acquisition research (approximately $63,000), and reduction in investor relation costs ($32,000).

Legal judgement expense of $522,619 was recorded in the year ended March 31, 2004. This judgement was made against the Corporation with respect to a previously outstanding legal proceeding. The judgement related to the Corporation's alleged failure to honor a stock option agreement dated October 1, 1998. Subsequent to year-end, the Corporation reached a settlement for an amount of $450,000 (including legal costs). The difference between the judgement amount and settlement of $76,180 was received and will be reflected in the first quarter of the new fiscal year.

Revenues and expenses for US acquisitions have been included in the current fiscal year from the closing date of the acquisitions and thus reflect results for only part of the year. The revenues and expenses are expected to be significantly different in the next fiscal year as results of the full year of operations will be included in the financial statements.

FOREIGN CURRENCY

Foreign exchange gain for the year ended March 31, 2004 was $0 against a loss of $37,172 in the year ended March 31, 2003.

Foreign currency loss increased to $37,172 for the year ended March 31, 2003 from $0 for the year ended March 31, 2002. The foreign currency loss resulted from the consolidation of the US subsidiary in the current year.

The accounts of integrated foreign operations are translated into Canadian dollars using the temporal method whereby monetary assets and liabilities are translated at rates prevailing at the balance sheet date, and non-monetary assets and liabilities are translated at historic rates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Translation gains and losses are recognized in earnings.

The Corporation uses the current rate method of translation whereby assets and liabilities of self-sustaining operations conducted in foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates for the year. Translation gains or losses are shown as a separate component of shareholder's equity.

EARNINGS FROM OPERATIONS BEFORE LEGAL JUDGEMENT, INTEREST AND FINANCING COSTS AND TAXES AND DEPRECIATION AND AMORTIZATION

The Corporation's earnings increased to $781,121 for the year ended March 31, 2004 from $552,778 for the year ended March 31, 2003 primarily due to increased new business commissions, the related increases in salaries and wages and the reduction to website operating costs. These earnings as a percentage of revenue has decreased from 10.7% for the year ended March 31, 2003 to 10.5% for the year ended March 31, 2004.

This earnings measure is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is a major management performance indicator. EBITDA is reconciled to Net Earnings (loss) below.

RECONCILIATION OF EBITDA TO NET LOSS

Years ended March 31,                               2004           2003
Revenue                                         $  7,469,559    $5,175,072
Earnings before the following (EBITDA)               781,121       552,778
Legal judgement                                     (522,619)            -
Interest and Financing Costs                        (941,153)     (285,720)
Depreciation and amortization                       (481,025)     (609,546)
Income Taxes (expense) recovery                      112,178       (13,313)
NET LOSS                                        $ (1,051,498)   $ (355,801)

EARNINGS FROM OPERATIONS BEFORE INTEREST AND FINANCING COSTS AND TAXES AND DEPRECIATION AND AMORTIZATION (EBITDA)

The Corporation's earnings decreased from $552,778 (EBITDA) for the year ended March 31, 2003 to $258,502 (EBITDA) for the year ended March 31, 2004 primarily due to the legal judgement ($522,619). EBITDA as a percentage of revenue has decreased from 10.7% for the year ended March 31, 2003 to 3.5% for the year ended March 31, 2004.

The Corporation's earnings increased from $445,029 (EBITDA) for the year ended March 31, 2002 to $552,778 (EBITDA) for the year ended March 31, 2003 primarily due to increased new business commission and the related increases in salaries and wages, and the reduction to website operating costs. These earnings as a percentage of revenue have increased from 10% for the year ended March 31, 2002 to 10.7% for the year ended March 31, 2003.

EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net loss below.

RECONCILIATION OF EBITDA TO NET LOSS

Years ended March 31,                          2004           2003
Revenue                                    $ 7,469,559     $5,175,072
Earnings before the following (EBITDA)         258,502        552,778
Interest and Financing Costs                  (941,153)      (285,720)
Depreciation and amortization                 (481,025)      (609,546)
Income Taxes (expense) recovery                112,178        (13,313)
NET LOSS                                   $(1,051,498)    $ (355,801)

INTEREST AND FINANCING COSTS:

                                                             2004              2003
Canadian operations:
Interest and financing costs on Paragon term loan
   repaid (note 10(b))                                     $274,866          $      -
Interest and financing costs on long-term debt                    -            10,961
Interest on obligations under capital lease                   1,701             1,870
                                                           --------          --------
                                                            276,567            12,831
US operations:
Interest and financing costs on Textron terminated
   debt financing (note 10(a))                              424,401           272,889
Interest and financing costs on long-term debt              237,631                 -
Interest on obligations under capital lease                   2,554                 -
                                                           --------          --------
                                                            664,586           272,889
                                                           --------          --------
Total interest and financing costs                         $941,153          $285,720
                                                           ========          ========

(a) Interest on long-term debt includes note payable to Kabaker Family Trust (note 6) and Oak Street (note 11 c).

(b)   Total financing costs included above are $495,763 (2003 - $205,564).


DEPRECIATION AND AMORTIZATION

Depreciation and amortization decreased to $481,025 for the year ended March 31, 2004 from $609,546 for the year ended March 31, 2003. The Deprecation and Amortization expense was higher during the year ended March 31, 2003 primarily due to the final amortization of the website development costs, the change in accounting policy related to Business Combination, goodwill and other intangible assets and the purchase adjustments part way through the year. During the year ended March 31, 2004, the Deprecation and Amortization expense included an amount of $196,814 (2003 - $0) relating to US acquisitions.

Depreciation and amortization increased to $609,546 for the year ended March 31, 2003 from $343,172 for the year ended March 31, 2002 primarily due to the write down of website development costs ($210,200), the change in accounting policy related to Business Combinations, goodwill and other intangible assets, and the purchase adjustments part way through the prior year.

SUMMARY QUARTERLY INFORMATION

The following table summarizes the Corporation's key consolidated financial information for the last eight quarters.

                                                 2004                                                 2003
                             ----------------------------------------------    --------------------------------------------------
                                MAR         DEC         Sept.       June          Mar           Dec          Sept.         June
                             ---------   ---------   ---------    ---------    ---------     ---------     ---------    ---------
Revenues                     2,828,346   2,035,137   1,220,662    1,385,414    1,446,539     1,206,243     1,268,380    1,253,910
EBITDA                         433,850      43,376    (463,452)     244,728      136,288        80,762        60,387      275,341
Net eanings (loss)             (54,305)   (629,271)   (411,961)      44,039     (223,909)     (141,682)      (96,211)     106,001
Earnings (loss) per share
 Basic and Diluted               (0.01)      (0.08)      (0.05)           -        (0.03)        (0.02)        (0.01)        0.01

- EBITDA is defined as Earnings before interest, taxes, and depreciation and amortization.

- EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net loss above.

- EBITDA loss in the September 2004 quarter, primarily related to the legal judgement ($515,000) expensed in that quarter.

CHANGES IN ACCOUNTING POLICIES

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

Effective April 1, 2002 the Corporation adopted the new accounting standard for stock-based compensation as set out in Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of the common stock or other equity instrument.

In accordance with the new standard, options or similar instruments granted to non-employees by the Corporation are recorded at their fair value. As permitted under the new standard, the Corporation uses settlement date accounting to account for employee stock options whereby no expense is recorded in connection with the option and the proceeds from exercise of the option are recorded to share capital. The new standards require the Corporation to disclose the pro forma impact on net income and earnings per share if the fair value method was used to account for employee stock options (see note 12(d)). There were no options or other stock-based instruments granted during the year ended March 31, 2003.

Effective April 1, 2004, the Corporation will be adopting revised CICA Handbook
Section 3870, which requires that a fair-value method of accounting be applied to stock-based compensation payments to both employees and non-employees.


FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION

The Corporation's balance sheet as at March 31, 2004 as compared to March 31, 2003 reflects a net decrease in working capital of $1,858,190 due to cash used for the US acquisitions. Other major changes include an increase in net customer accounts ($3,465,334) and goodwill ($3,884,353), long-term debt ($7,996,420)
related to financing acquisitions of customer accounts and goodwill and a decrease in shareholder's equity of $738,337, primarily due to an operating loss of $1,051,498 less net proceeds from a share issue of $314,006.

The Corporation's balance sheet as at March 31, 2003 as compared to March 31, 2002 primarily reflects a reduction in working capital, represented by current assets less current liabilities. Major items accounting for the reduction in working capital (approximately $353,000) relate to reduction of long-term debt and costs incurred for the new financing arranged.

FINANCIAL RESOURCES AND LIQUIDITY

At March 31, 2004, the Corporation had working capital of $2,052,673 and long-term debt outstanding of $8,014,044. At March 31, 2003 the Corporation had working capital of $3,910,863 and long-term debt outstanding of $17,624.

The working capital ratios (current assets/current liabilities) were 1.95:1 as at March 31, 2004 and 4.68:1 as at March 31, 2003. The long-term portion of long-term debt was $8,014,044 as at March 31, 2004 and $17,624 as at March 31, 2003. Accordingly, the debt to equity ratios (long-term debt/shareholders' equity) were 1.23 as at March 31, 2004 and 0.002 as at March 31, 2003.

Shareholders' equity has decreased from $7,236,434 as at March 31, 2003 to $6,498,097 as at March 31, 2004 due to the loss for the twelve month period ended March 31, 2004 primarily related to the legal judgement ($522,619) and expensing of the financing costs related to new and terminated financing ($495,763) and depreciation and amortization ($481,025). The decrease was partially offset by the net proceeds of $314,006 from the private placement.

Shareholders' equity increased from $7,017,351 as at March 31, 2002 to $7,236,434 as at March 31, 2003 primarily due to the change in accounting policy for goodwill and other intangible assets and the current year loss.

The following table sets forth the Corporation's future contractual and long-term obligations as at March 31, 2004:

                                                        Less than        1 - 3         3 - 5         More than
CONTRACTUAL OBLIGATIONS               Total               1 Year         Years         Years          5 years
-----------------------             ---------           ---------       -------      ---------       ---------
Capital Lease Obligations              62,878              38,308        24,570              -               -
Operating Lease Obligations           845,551             627,869       217,682              -               -

LONG-TERM OBLIGATIONS
Kabaker Family Trust                3,620,895             218,170       522,855        663,887       2,215,983
Johns Insurance Agency, Inc.          228,969             228,969             -              -               -
Oak Street                          4,586,749                   -       712,278      1,707,015       2,167,456

As further discussed in the following section, the Corporation was in non-compliance with certain financial covenants in its long-term debt agreement, which could potentially result in acceleration of principal repayment.

SUBSEQUENT EVENTS

(a) On October 10, 2003, a legal judgment was made against the Corporation with respect to a previously outstanding legal proceeding. The judgment related to the Corporation's alleged failure to honor a stock option agreement dated October 1, 1998. The judgment amount, including legal costs ($522,619) has been deposited in trust with the lawyers and has been expensed in the year ending March 31, 2004.

      Subsequent to year-end, the Corporation settled this action for an amount of $450,000 (including legal costs). The difference between the judgment amount and settlement of $76,180 was received and will be reflected in the first quarter of the new fiscal year.

(b) On June 14, 2004, the Corporation closed a US$7,500,000 ($10,090,725 CDN) debt financing arrangement with a United States lender, First Capital Corporation, LLC ("FCC") whereby FCC will provide up to a US$7,500,000 ($10,090,725 CDN) reducing revolving line of credit (the "Facility") subject to a borrowing base formula to Addison (the "Borrower").

      The Borrower can borrow, an aggregate amount not to exceed at any time outstanding the lesser of (a) the maximum principal amount of the Line of Credit or (b) the Borrowing Base. The Borrowing Base is determined as a percentage of recurring annual revenue of eligible insurance commissions earned with regard to policies of acceptable insurance pursuant to agency agreements with the borrower by the insurance companies having a rating by AM best of B and above.

      The Facility will have a Wall Street Journal interest rate of prime plus 2% per annum, with interest only payments for two years following the date of closing. After the initial two-year period, the Borrower shall pay the principal and interest in the amount calculated based on the amortization schedule with the total amount being repaid over a 36 month period.

      The Facility is secured by the general security agreement of the Borrower and has been guaranteed by the Corporation, which guarantee has been secured by a general security agreement and pledge of its shares in the Borrower. Pursuant to the Facility, FCC, will have: (i) a first priority security interest in the assets of the Borrower which are acquired after June 14, 2004, in connection with any purchase or other acquisition by Borrower from an unaffiliated party and financed by FCC, of: (a) an insurance agency; (b) any group of insurance policies; (c) any "book of business" with respect to insurance policies; and (d) any "expirations" with respect to insurance policies: in each case together with all future insurance policies (including all commissions paid or payable thereunder) and other assets directly related to such acquired assets, and all products and proceeds thereof; and (ii) a subsequent security interest, subject to certain permitted encumbrances, in the assets of the Borrower and the Corporation.

      The Facility is required to be used to fund permitted acquisitions within the United States and provide working capital for the related acquisitions.

      To-date the Corporation has incurred US$336,392 of costs, of which US$320,000 was paid subsequent to the year-end. Additional costs have been incurred for which the amounts cannot be determined at this point in time. These amounts will be amortized on a straight-line basis over five years. No amortization has been booked for the year ended March 31, 2004.

(c) On September 9, 2004, the Corporation, by way of Addison, acquired the net asset of Al Vinciguerra Ltd., a Virginia-based insurance brokerage or $9,030,000 (US $7,000,000). The initial purchase price for the Virginia brokerage of $9,030,000 (US $7,000,000) was satisfied by Addison paying $7,740,000 (US$6,000,000) to the vendors at closing issuing to the vendors a $1,290,000 (US$1,000,000) promissory note (the "Vinciguerra Note"). The Vinciguerra Note bears interest at 7% per annum and is repayable over five years in equal months installments of US$19,801, including interest and is secured by a general security agreement. The purchase was financed using the credit facility provided by FCC, financial obtained by Emmett Lescroart (see (d)) and seller financing. The initial purchase price is subject to adjustment based on the twenty-four months of commission revenue retention from the effect date of the acquisitions, and can only affect the purchase price to reduce it.

(d) On August 31, 2004, the Corporation closed a US$3,250,000 ($4,192,500 Cdn) debt financing arrangement with a third party whereby the lender will provide up to a US $3,250,000 ($4,192,500 Cdn( loan to purchase substantially all of the assets of Al Vinciguerra Ltd. The loan will have an interest rate of 14% per annum, with interest only payments. The principal amount shall be repaid by August 31, 2008. The loan is secured by the generally security agreement of Addition has been guaranteed by the Corporation, which guarantee has been secured by a general security agreement. The loan is required to be sued to fund the Al Vinciguerra Ltd. acquisition.

(e) On August 31, 2004, the Corporation entered into an Intercreditor Agreement with certain of its creditors, being Emmett Lescroart, Al Vinciguerra Ltd., the Kabaker Family Trust of July 1998, Oak Street and FCC (together referred to herein as the "Creditors"). The Intercreditor Agreement defines the rights and priorities of each of the Creditors as amongst themselves with respect to the collateral secured by their respective security interests in the assets of the Corporation and also sets forth the rights and restrictions on execution against the collateral placed upon them in the event of a default in the obligations of the Corporation to any of them. The Intercreditor Agreement imposes no additional material obligations on the Corporation over and above those obligations already set forth in the security interests granted by the Corporation to the individual Creditors.

(f)   Compliance with debt covenants:

      The Corporation was in compliance with the financial covenant requirements of the prime plus 8% note payable of $4,586,739 (US$3,500,000), (the "Oakstreet Debt") as described in note 11, at March 31, 2004 and therefore, the note was classified as long-term.

      Subsequent to March 31, 2004, the Corporation raised additional financing (the "FCC debt") as described in note 18(b).

      The FCC Debt and the Oak Street Debt loan agreements each contain subjective acceleration clauses whereby the lenders may terminate their loan facilities and declare the obligations immediately due and payable, without presentment, demand, protest or notice of any kind, all of which the Corporation has expressly waived. The defaults that may cause the acceleration clause to occur include a "material adverse change" in the Corporation's business or financial conditions as determined by the lenders in good faith. The Corporation has determined that it is reasonably possible that one or both of the lenders may declare these loans in default as a result of covenant violations, described below, being considered by the lenders to be a materially adverse change to the Corporation business.

      As at September 30, 2004, the Corporation was in non-compliance with the Oakstreet Debt and the FCC Debt as a result of the Corporation's non-compliance certain financial covenants prescribed in the respective loan agreements. Tangible Net Worth ("TNW") covenants contained in each agreement, which require the Corporation to maintain a minimum TNW, as defined in the loan agreements, were in non-compliance. Also, Minimum Interest Coverage Ratios (MICR) and the Total Liabilities to TNW, as defined in the loan agreements, were in non-compliance. Also, Minimum Interest Coverage Ratios (MICR) and the Total liabilities to TNW, as defined in the loan agreements, were also in non-compliance. The lenders waived non-compliance with each of these covenants at September 30, 2004. The Corporation expects that these covenants, as presently prescribed, will be in continuous violation for the foreseeable future and have been in discussions with the lenders to alter or replace the subject covenants by amendment of the loan agreements. At this time, no agreement has been reached with the lenders with respect to amendment of the loan agreements. The

      Corporation anticipates that it will be able to obtain further waivers and/or amendments of the Corporation's financial covenants from the lenders, however this outcome is not guaranteed. If the Corporation is unable to comply with the financial covenants and they are not waived by the lenders, the lenders could exercise their rights to accelerate repayment of the Corporation's obligations and (unless paid with replacement financing) acquire or dispose of the Corporation's assets. At November 15, 2004, the lenders had taken no action to exercise their remedies and future action, if any, by the lenders is not determinable at this time.

      The Corporation will continue to take steps to re-negotiate acceptable debt covenants with its lenders and expects to generate additional working capital from operations. Other alternatives available to the Corporation include the issuance of additional equity and the renegotiation of principal payments required by the subordinated lenders. The Corporation will be dependent on the continued support of its lenders, failing which the Corporation's ability to maintain continued operations may be adversely affected.

BUSINESS RISK AND OUTLOOK

The Corporation's rapid growth and planned future growth has placed, and is likely to place, significant strains on the Corporation's management, administrative, operational and financial resources. Since its inception, the Corporation has experienced rapid growth in revenue, number and complexity of products, personnel, and customer base. The total number of employees of the Corporation has grown to 88 people. In addition, the Corporation services more than 23,000 insurance policies and places General Insurance with over 100 Insurance Carriers. Increased growth will require the Corporation to continue to improve its financial and management controls, reporting systems and procedures on a timely basis, to implement new systems as necessary, to expand, train, motivate and manage its sales and other personnel and to service the Corporation's customers effectively. There can be no assurance that the Corporation will be able to improve its financial and management controls or implement new systems as necessary and the failure to do so may result in increased costs or a decline in revenue or both. Should future growth place a significant strain on the Corporation's management or its administrative, operational and financial resources, the Corporation should be able to slow future growth until proper controls and new systems can be implemented as necessary. However, there can be no assurance that the Corporation will be able to manage its growth successfully and failure to do so could have a material adverse effect on the Corporation's business, operating results and financial condition.

THE CORPORATION'S PERFORMANCE AND FUTURE OPERATING RESULTS AND SUCCESS ARE DEPENDENT ON THE EFFECTIVENESS OF THE CORPORATION'S MANAGEMENT TEAM AND KEY PERSONNEL

The Corporation's performance and future operating results and success are substantially dependent on how effective the management team and key personnel is at organizing and implementing the Corporation's growth and integrating acquired General Insurance Brokerages into the Corporation's overall organization. Investors will be relying on the judgment and expertise of the management of the Corporation. Some senior management and other key personnel of the Corporation are employed on a month-to-month basis and are not under an employment contract with the Corporation. However, none of the Corporation's senior management or other key personnel have expressed any current intention to leave their employment with the Corporation. Although the Corporation is in an industry in which there is not high employee turnover, the unexpected loss or departure of any of the Corporation's key officers or employees could be detrimental to the future operations of the Corporation. There can be no assurance that the Corporation can retain its key personnel and managerial employees or that it will be able to attract or retain highly qualified personnel in the future. Although the Corporation plans to compensate its senior management and other key personnel at compensation levels that are competitive within the industry, there is no assurance that it will continue to be able to do so in the future and this may result in a departure of some if its senior management or other personnel. The loss of the services of any of the Corporation's senior management or other key personnel or the inability to attract and retain the necessary technical, sales and managerial personnel could have a material adverse effect upon the Corporation's business.

THE CORPORATION FACES INTENSE COMPETITION IN THE INSURANCE INDUSTRY

The Corporation is in an industry in which intense competition exists. Some competitors have substantially more financial resources and other assets available than the Corporation does and are larger and better established than the Corporation. Such competitors have existing distribution facilities and channels, customer recognition, customer lists, and greater research and development capabilities and sales marketing staff than does the Corporation. Accordingly, the Corporation may face competition in the future from firms with greater assets or resources. There can be no assurance that the Corporation will be able to compete successfully against current and future competitors, or that competitive pressure faced by the Corporation will not have a material adverse effect on its business, financial condition and results of operation.

WE CANNOT ACCURATELY FORECAST OUR COMMISSION REVENUE BECAUSE OUR COMMISSIONS DEPEND ON PREMIUM RATES CHARGED BY INSURANCE COMPANIES, WHICH HISTORICALLY HAVE VARIED AND ARE DIFFICULT TO PREDICT. ANY DECLINES IN PREMIUMS MAY ADVERSELY IMPACT OUR PROFITABILITY.

In 2004, we derived approximately 89.9% of our revenue from commissions paid by insurance companies on the sale of their insurance products to our clients. Our revenue from commissions fluctuates with premiums charged by insurers, as commissions typically are determined as a percentage of premiums. When premiums decline, we experience downward pressure on our revenue and earnings. Historically, property and casualty premiums have been cyclical in nature and have varied widely based on market conditions. Significant reductions in premium rates occurred during the years 1988 through 2000 as a result of expanded underwriting capacity of property and casualty insurance companies and increased competition. In some cases, property and casualty insurance companies lowered commission rates. The years 2001 through 2003 saw premium rates increase. Although we cannot predict changes in premium pricing, we did begin to see some reductions in pricing in the latter part of 2003 in the United States. Canadian rate trends have trailed those of the Unites States, leading to expectations that Canadian premium rates will continue to be firm for much of 2004, with some softening as the year progresses. Because we cannot determine the timing and extent of premium pricing changes, we cannot accurately forecast our commission revenue, including whether it will significantly decline. If premiums decline or commission rates are reduced, our revenue, earnings and cash flow could decline. In addition, our budgets for future acquisitions, capital expenditures, dividend payments, loan repayments and other expenditures may have to be adjusted to account for unexpected changes in revenue.

INSURANCE COMPANY CONTINGENT COMMISSIONS AND VOLUME OVERRIDES ARE LESS PREDICTABLE THAN NORMAL COMMISSSIONS, WHICH IMPAIRS OUR ABILITY TO FORECAST THE AMOUNT OF SUCH REVENUE THAT WE WILL RECEIVE AND MAY NEGATIVELY IMPACT OUR OPERATING RESULTS

We derive a portion of our revenue from contingent commissions and volume overrides. The aggregate of these sources of revenue generally has accounted for approximately 6% of our total revenue. Contingent commissions may be paid by an insurance company based on the profit it makes on the overall volume of business that we place with it. Volume overrides and contingent commissions are typically calculated in the first or second quarter of the following calendar year by the insurance companies and are paid once calculated. As a result of recent developments in the property and casualty insurance industry, including changes in the underwriting criteria due in part to the numbers and dollar value of claims as compared to the premiums collected by insurance companies, we cannot predict the payment of this performance-based revenue as accurately as we have been able to in the past. Further, we have no control over the process by which insurance companies estimate their own loss reserves, which affects our ability to forecast contingent commissions. Because these contingent commissions affect our revenue, any decrease in their payment to us could adversely affect our results of operations. Recently, legal proceedings challenging the appropriateness of revenue sharing arrangements between insurance companies and brokerages, including contingent profit and volume override arrangements, have been commenced against certain insurance brokerages. These proceedings allege that such revenue sharing arrangements conflict with a broker's duty to its clients. While we have not been named as a defendant in any such proceeding, and disagree with the underlying premise that these revenue sharing arrangements create a conflict of interest, we could be the subject of a similar action in the future. A finding that such arrangements conflict with a broker's duty to its clients could have a material adverse affect on our revenue and profitability.

PROPOSED TORT REFORMS LEGISLATION ON THE UNITED STATES, IF ENACTED, COULD DECREASE DEMANDS FOR LIABILITY INSURANCE, THEREBY REDUCING OUR COMMISSION REVENUE

Legislation concerning tort reform is currently being considered in the United States Congress and in several states. Among the provisions being considered for inclusion on such legislation are limitations on damage awards, including punitive damages, and various restrictions applicable to class action lawsuits, including lawsuits asserting professional liability of the kind of which insurance is offered under certain policies we sell. Enactment of these or similar provision by Congress, or by states or countries in which we sell insurance, could result in reduction in the demand for liability insurance policies or a decrease in policy limits of such policies sold, thereby reducing our commission revenue.

PRIVACY LEGISLATION MAY IMPEDE OUR LIABILITY TO UTILIZE OUR CUSTOMER DATABASE AS A MEANS TO GENERATE NEW SALES

We intended to utilize our extensive customer databases for marketing and sales purposes, which we believe will enhance our ability to meet our organic growth targets. However, new privacy legislation, such as the Gramm-Leach-Bailey Act and the Health Insurance Portability and Accountability Act of 1996 in the United States and the Personal Information Protection and Electronic Documents Act (PIPEDA) in Canada, as well other regulatory changes, may restrict our ability to utilize personal information that we have collected in our normal course of operations to generate new sales. If we become subject to new restrictions, or other regulatory restrictions, which we are not aware of, our ability to grow our business may be adversely affected.

INCURSION OF GOVERNMENT, BANKS OR OTHER FINANCIAL INSTITUTIONS

The Corporation is susceptible to an incursion in the general insurance industry by government or banks or other financial institutions. A government takeover of the general insurance business (or parts thereof) could affect the profitability of the Corporation. In addition, banks with greater financial resources and a larger customer base than the Corporation may enter (or are currently entering) the general insurance business. While management believes that the Corporation's representation of a large and diverse number of Insurance Companies will allow it to remain competitive against any such incursion by the banks, there is a possibility that their entrance into this market could affect the profitability of the Corporation.

THE CORPORATIONS'S SUCCESS IS DEPENDENT ON ITS ABILITY TO REPRESENT QUALITY INSURANCE COMPANIES

The Corporation's success is dependent upon its continued representation of quality Insurance Companies in order to sell insurance policies to customers. The Corporation's existing brokerage contracts with certain Insurance Companies do not have a set term or expiry date but may be terminated by either the Corporation or the Insurance Company on 90-120 days written notice of termination depending on the terms of the specific contract. In the event of termination on any of its contracts with Insurance Companies, there are no penalties to the Corporation but following termination, the Corporation is no longer able to represent the applicable Insurance Company as agent on the future placement or renewal of insurance policies. If the Corporation loses Insurance Company representation then this will have a negative impact on its ability to service its customers and provide alternative competitive insurance products.

FUTURE GROWTH AND EXPANSION IS DEPENDENT ON ONGOING ACQUISITIONS OF GENERAL INSURANCE BROKERAGES

To a large extent, the Corporation's growth and expansion plans depend upon the ongoing acquisition of independent General Insurance Brokerages at reasonable prices. There can be no assurance that an adequate number of acquisition candidates will be available to the Corporation to meet its expansion plans, or in the event that such independent General Insurance Brokerages are available for acquisition that they will be available at a price which would allow the Corporation to operate on a profitable basis. Furthermore, there can be no assurance that any independent General Insurance Brokerages acquired in the future will achieve acceptable levels of revenue and profitability or otherwise perform as expected.

DILUTION AND SALES OF ADDITIONAL COMMON SHARES AND THE EXERCISE OF OPTIONS

The number of outstanding Common Shares held by shareholders who are not insiders of the Corporation is large relative to the trading volume of the Corporation's Common Shares. Any substantial sale of the Common Shares or even the possibility of such sales occurring may have an adverse effect on the market price of the Common shares.

CORPORATION HAS SIGNIFICANT COSTS AND LOWER PRODUCTIVITY COULD RESULT IN OPERATING LOSSES

Fixed costs including costs associated with salaries and employee benefits, depreciation and amortization, rent, and interest and financing costs and principal repayments, account for a significant portion of the Corporation's costs and expenses. As a result, downtime or low productivity from its sales representatives, lower demand for insurance products, loss of the Corporation's customers, any significant decrease in the premium rates, volume and commission paid in the different segments of the general insurance industry, or other factors could result in operating losses and adversely impact on the Corporation.

NO INTENTION TO DECLARE DIVIDENDS

The Corporation has a limited history of earnings and has not declared or paid any cash dividends on its Common Shares. The Corporation currently intends to retain any future earnings to fund growth and operations and it is unlikely to pay any dividends in the immediate or foreseeable future. Any decision to pay dividends on its Common Shares in the future will be made by the board of directors on the basis of the Corporation's earnings, financial requirements and other conditions at such time.

THE CORPORATION MAY HAVE DIFFICULTIES IN ARRANGING FUTURE FINANCING

The business of the Corporation involves a high degree of risk and the Corporation will require additional funds to make future acquisitions of General Insurance Brokerages and may require additional funds to market and sell its products into the marketplace. The ability of the Corporation to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Corporation. If additional financing is raised by the issuance of shares from the treasury of the Corporation, control of the Corporation may change and shareholders may suffer additional dilution.

SUPPORT OF TERM LENDERS

The FCC Debt and the Oak Street Debt loan agreements each contain default clauses whereby the lenders may terminate their loan facilities and declare the obligations immediately due and payable, without presentment, demand, protest or notice of any kind, all of which the Corporation has expressly waived. These default clauses include a "material adverse change" in the Corporation's business or financial conditions as determined by the lenders in good faith and other financial covenant and reporting clauses.

If the Corporation is unable to comply with all lender clauses and the lenders do not waive them, the lenders could exercise their rights to accelerate repayment of the Corporation's obligations and (unless paid with replacement financing) acquire or dispose of the Corporation's assets.

CONFLICTS OF DIRECTORS AND OFFICERS WHO SERVE AS DIRECTORS OR OFFICERS OR ARE SIGNIFICANT SHAREHOLDERS OF OTHER COMPANIES

Directors and officers of the Corporation may serve as directors or officers of, or have significant shareholdings in other companies, or be or become engaged in business and activities in other fields, on their own behalf and on the behalf of other companies and entities. To the extent that such other companies or entities may participate in industries or ventures in which the Corporation may participate, the directors and officers of the Corporation may have a conflict of interest. Conflicts, if any, will be subject to the procedures and remedies under the Business Corporations Act (Alberta). Currently, none of the Corporation's directors serve as directors or officers of any competitors of the Corporation.

ACQUISTIONS IN OTHER JURISDICTIONS

The Corporation's acquisition strategy is to acquire other General Insurance Brokerages. All of its acquisitions have been in the Province of Alberta, Canada and in the State of California, U.S.A. However, the Corporation may seek to acquire other General Insurance Brokerages in other jurisdictions in Canada and the United States where intense competition exists. The Corporation may face difficulty finding or successfully acquiring appropriate acquisition candidates or raising sufficient financing for such acquisitions or operating profitably in these jurisdictions.

UNUSUAL EVENTS, TRANSACTIONS OR SIGNIFICANT ECONOMIC CHANGES AND INFLATION

There are not any unusual or infrequent events or transactions or any significant economic changes which are expected to materially affect income from continuing operations. Management does not expect that inflation will materially adversely affect income from continuing operations as proportional increases can be expected from commission revenue generated from insurance policies.

kpmg

                        Revised Consolidated Financial Statements of

                        ANTHONY CLARK INTERNATIONAL
                        INSURANCE BROKERS LTD.

                        Years ended March 31, 2004 and 2003

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the revised consolidated balance sheets of Anthony Clark International Insurance Brokers Ltd. as at March 31, 2004 and 2003 and the revised consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these revised consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at March 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Our previous report dated June 17, 2004 has been withdrawn and the financial statements have been revised as explained in notes 2 and 3.

Chartered Accountants

Calgary, Canada
June 17, 2004, except for notes 2, 3 and 18, which are as at November 15, 2004

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

Consolidated Balance Sheets
(stated in Canadian Dollars)
(Revised - Note 2)

March 31, 2004 and 2003

                                                          2004            2003
                                                     ------------    ------------
Assets

Current assets:
      Cash and cash equivalents                      $  1,989,663    $  3,719,408
      Accounts receivable                               1,335,775       1,038,721
      Prepaid expenses                                    123,329         170,415
      Note receivable (note 6)                            196,575               -
      Future tax asset (note 15)                                -           4,377
      Restricted cash (note 5)                            522,619               -
      Loan to director (note 6)                            40,000          40,000
                                                     ------------    ------------
                                                        4,207,961       4,972,921

Restricted cash (note 5)                                  655,274               -
Computer systems and office equipment (note 7)            376,540         212,265
Customer accounts (note 8)                              5,027,401       1,562,067
Goodwill (notes 3 and 4)                                5,459,185       1,574,832
Deferred financing costs (notes 9 and 11)                 474,447         340,193
Other intangible assets (note 10)                         663,551               -

                                                     ------------    ------------
                                                     $ 16,864,359    $  8,662,278
                                                     ============    ============

Liabilities and Shareholders' Equity

Current liabilities:
      Accounts payable and accrued liabilities       $  1,114,545    $  1,057,333
      Current portion of long-term debt (note 11)         485,447           4,725
      Future tax liability (note 15)                       32,677               -
      Litigation liability (note 5)                       522,619               -
                                                     ------------    ------------
                                                        2,155,288       1,062,058
Long-term debt (notes 6 and 11)                         8,014,044          17,624
Future tax liability (note 15)                            196,930         346,162

Shareholders' equity (note 12):
      Share capital                                     9,897,116       9,687,132
      Contributed surplus                                 104,022               -
      Deficit                                          (3,502,196)     (2,450,698)
      Cumulative translation adjustment                      (845)              -
                                                     ------------    ------------
                                                        6,498,097       7,236,434

Commitments and contingencies (notes 16 and 18(f))
Subsequent events (notes 12(b), 12(c) and 18)
                                                     ------------    ------------
                                                     $ 16,864,359    $  8,662,278
                                                     ============    ============

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Signed "TONY CONSALVO"           Director

Signed "TOM MILLEY"              Director

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Consolidated Statements of Operations and Deficit
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31

                                                                 2004           2003
                                                             -----------    -----------
Revenue                                                      $ 7,469,559    $ 5,175,072

Expenses:
      Salaries and wages                                       4,818,880      3,165,924
      Rent                                                       422,672        283,242
      General and administrative                               1,446,886      1,135,956
      Legal judgment (note 18)                                   522,619              -
      Foreign currency loss                                            -         37,172
                                                             -----------    -----------
                                                               7,211,057      4,622,294

                                                             -----------    -----------
Earnings before interest, taxes, depreciation and
   amortization                                                  258,502        552,778

Interest and financing costs (note 17)                          (941,153)      (285,720)

                                                             -----------    -----------
(Loss) earnings before depreciation and amortization            (682,651)       267,058

Depreciation and amortization                                   (481,025)      (609,546)

                                                             -----------    -----------
Loss before income taxes                                      (1,163,676)      (342,488)

Income taxes (note 15):
      Current recovery (expense)                                       -              -
      Future recovery (expense)                                  112,178        (13,313)
                                                             -----------    -----------
                                                                 112,178        (13,313)

                                                             -----------    -----------
Net loss                                                      (1,051,498)      (355,801)

Deficit, beginning of year
      As previously reported                                  (2,450,698)    (2,669,781)
      Correction of accounting error (note 3)                          -        574,884
                                                             -----------    -----------
      As restated                                             (2,450,698)    (2,094,897)

                                                             -----------    -----------
Deficit, end of year                                         $(3,502,196)   $(2,450,698)
                                                             ===========    ===========

Earnings per common share - basic and diluted (note 13)      $     (0.14)   $     (0.05)
                                                             ===========    ===========

See accompanying notes to consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

Consolidated Statements of Cash Flows
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31

                                                                           2004           2003
                                                                       -----------    -----------
Cash flows from (used in) operating activities:
      Net loss                                                         $(1,051,498)   $  (355,801)
      Items not involving cash:
           Depreciation and amortization                                   481,025        609,546
           Future income tax                                              (112,178)        13,313
           Amortization of discount on Kabaker note                         62,625              -
           Deferred financing costs                                        423,070        102,385
                                                                       -----------    -----------
                                                                          (196,957)       369,443

      Net change in non-cash working capital relating to operations:
           Accounts receivable                                            (297,054)      (114,185)
           Note receivable                                                (196,575)             -
           Prepaid expenses                                                 47,086        (37,463)
           Accounts payable and accrued liabilities                         57,212        319,297
                                                                       -----------    -----------
                                                                          (586,288)       537,092

Cash flows from (used in) financing activities:
      Net proceeds on issuance of Common Shares                            314,006              -
      Proceeds of long-term debt                                         6,632,353              -
      Repayment of long-term debt                                       (2,199,696)      (180,754)
      Restricted cash                                                     (655,274)             -
      Repayment from (loan to) director                                          -         60,327
      Deferred financing costs                                            (557,324)      (442,578)
                                                                       -----------    -----------
                                                                         3,534,065       (563,005)

Cash flows from (used in) investing activities:
      Computer systems and office equipment additions                      (66,230)       (31,766)
      Business acquisitions (note 4)                                    (4,611,292)             -
                                                                       -----------    -----------
                                                                        (4,677,522)       (31,766)

                                                                       -----------    -----------
Decrease in cash and cash equivalents                                   (1,729,745)       (57,679)

Cash and cash equivalents, beginning of year                             3,719,408      3,777,087

                                                                       -----------    -----------
Cash and cash equivalents, end of year                                 $ 1,989,663    $ 3,719,408
                                                                       ===========    ===========

Cash and cash equivalents is comprised of:
      Cash                                                             $   679,006    $ 1,719,408
      Term deposits maturing within ninety days                        $ 1,310,657    $ 2,000,000
                                                                       ===========    ===========

Supplementary disclosure of cash flow information:
      Income taxes received (paid) in the year                         $         -    $         -
      Interest paid in the year                                        $   382,766    $    80,156
                                                                       ===========    ===========

See accompanying notes to consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31, 2004 and 2003

      Anthony Clark International Insurance Brokers Ltd.'s (the "Corporation") primary business activity involves the acquisition, consolidation and operation of general insurance brokerages. The Corporation conducts its business in the United States through its wholly-owned subsidiary Addison York Insurance Brokers Ltd. ("Addison"). Revenues are attributed to geographic areas based on the location of resources producing the revenues.

1.    SIGNIFICANT ACCOUNTING POLICIES:

      (a)   Basis of presentation:

            The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the accounts of the Corporation and its wholly-owned subsidiaries.

      (b)   Cash and cash equivalents:

            Cash and cash equivalents consist of bank deposits and short-term investments with initial term to maturity of three months or less.

      (c)   Computer systems and office equipment:

            Computer systems and office equipment are stated at cost. Depreciation is provided for using the following methods and annual rates:

            Asset                              Basis               Rate
-------------------------------------------------------------------------
Computer equipment and software        declining balance              30%
Corporate website                          straight-line          3 years
Furniture and equipment                declining balance              20%
Leasehold improvements                     straight-line          3 years

            Corporate website costs include hardware, software and graphics. Costs incurred in the planning stage and to enhance the website are expensed along with operating costs.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, page 2
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31, 2004 and 2003

1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

      (d)   Customer accounts:

            Acquired customer accounts are stated at cost less accumulated amortization and are amortized on a straight-line basis over periods ranging from ten to seventeen years. The carrying value of customer accounts is periodically reviewed by management to determine if the facts and circumstances suggest that it may be impaired. If there are indications that the carrying value is impaired the Corporation compares the carrying value of its customer accounts to the estimated undiscounted cash flow generated from those assets. If this assessment indicates that the carrying value of the asset may not be recoverable, the carrying value is then compared to the estimated fair value of the customer accounts. Any impairment identified through this assessment will require that the carrying value of related customer accounts be written down to their estimated fair value.

      (e)   Goodwill:

            Goodwill represents the excess of the purchase price over the fair value of the identifiable net tangible and intangible assets of the Corporation's acquisitions. It is not amortized but is tested for impairment annually.

      (f)   Deferred financing costs:

            Deferred financing costs and debt discount are amortized over the stated term of the debt using the effective interest rate method. If the related debt is retired earlier, the balance of the deferred financing costs are charged to earnings. Deferred financing costs generally include expenses (primarily legal expenses, commitment fees and consulting fees) associated with obtaining the debt financing.

      (g)   Other intangible assets:

            Other intangible assets are costs associated with non-competition agreements and are recorded at the allocated cost on the date of acquisition. Amortization is provided on a straight-line basis over periods ranging from six to ten years.

      (h)   Revenue recognition:

            Commission revenue, which results from the placement of insurance with underwriters, is recognized as earned upon the effective date of each policy. Contingent commission revenue, which is dependent upon the underwriter's profitability on business placed by the Corporation, is not ascertainable until claims against underwriters are settled. Accordingly, the Corporation recognizes such revenue as earned when received. Revenue from the Corporation's website is recognized as earned when received.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, page 3
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31, 2004 and 2003

1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

      (i)   Foreign currency:

            The accounts of integrated foreign operations are translated into Canadian dollars using the temporal method whereby monetary assets and liabilities are translated at rates prevailing at the balance sheet date, and non-monetary assets and liabilities are translated of historic rates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Translation gains and losses are recognized in earnings.

            The Corporation uses the current rate method of translation whereby assets and liabilities of self-sustaining operations conducted in foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates for the year. Translation gains or losses are shown as a separate component of shareholder's equity.

      (j)   Per share amounts:

            Basic per share amounts are calculated using the weighted average number of common shares outstanding during the year. Diluted per share amounts are calculated following the treasury stock method assuming that proceeds obtained upon the exercise of options would be used to purchase common shares at the average market price during the period.

      (k)   Stock-based compensation plans:

            The Corporation has a stock based compensation plan. Stock-based compensation is calculated in accordance with the recommendations of CICA Handbook Section 3870 Stock-Based Compensation, as described in note 3(b).

      (l)   Income taxes:

            The Corporation uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, page 4
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31, 2004 and 2003

1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

      (m)   Use of estimates:

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The significant estimates made in the preparation of these financial statements include the estimated fair value and expected life of acquired customer accounts, the estimated fair value of the customer accounts used in assessing potential impairment of customer accounts and goodwill, the estimated fair value of non-competition agreements entered into with vendors of businesses acquired, and the recoverability of the company's future tax assets. Actual results could differ from those estimates.

2.    REVISION OF 2004 FINANCIAL STATEMENTS:

      Subsequent to completion and issuance by the Corporation of its March 31, 2004 consolidated financial statements the Corporation re-assessed the determination of the purchase price paid for the Vista acquisition (see note 4), and the allocation of the purchase price to the identifiable assets acquired. The Corporation determined that the fair value of vendor debt issued on the Visa acquisition was less than the face value of that debt and has reduced the Vista purchase price by that amount. The amounts of the purchase price allocated to customer accounts acquired and non-compete contracts for both the Vista and Johns acquisition have also been revised to correctly reflect their estimated fair values at the date of acquisition.

      In addition, the Corporation determined that the current rate method of translation whereby assets and liabilities of self sustaining operations conducted in a foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet date was adopted on October 17, 2003 and not March 22, 2004 as previously reported. As a result, the foreign currency translation gain of $66,446 previously reported has been reclassified to shareholders' equity as a cumulative translation adjustment.

      The Corporation also determined that the net proceeds from the private placement of common shares should have been reflected as cash rather than as an account receivable. Further, it determined that an amount should have been allocated to the warrants issued at the time of the private placement. The Corporation also has reflected the receipt of financing and subsequent repayment during the year of amounts pursuant to the Paragon financing. An amount was also reallocated in the segmented information note.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, page 5
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31, 2004 and 2003

2.    REVISION OF 2004 FINANCIAL STATEMENTS (CONTINUED):

      These corrections to the 2004 financial statements are summarized as follows:

      BALANCE SHEET:

                                   As previously
                                     reported      As revised       Change
                                     --------      ----------       ------
Cash and cash equivalents           $ 1,675,657   $ 1,989,663   $   314,006
Customer accounts                     5,901,399     5,027,401      (873,998)
Goodwill                              5,948,216     5,459,185      (489,031)
Other intangible assets                 178,468       663,551       485,083
Long-term debt                        8,714,176     8,014,044      (700,132)
Accounts receivable                   1,649,781     1,335,785      (314,006)
Share capital                        10,001,138     9,897,116      (104,022)
Contributed surplus                           -       104,022       104,022
Deficit                               3,383,595     3,502,196       118,601
Cumulative translation adjustment        64,987           845       (64,142)

      STATEMENT OF OPERATIONS:

                                      As previously
                                        reported       As revised      Change
                                        --------       ----------      ------
Foreign currency loss (gain)          $   (66,446)   $         -    $   (66,446)
Earnings before interest, taxes
  depreciation and amortization           324,948        258,502        (66,446)
Interest and financing costs             (878,528)      (941,153)       (62,625)
(Loss) earnings before depreciation
  and amortization                       (553,580)      (682,651)      (129,071)
Depreciation and amortization            (491,495)      (481,025)        10,470
Loss before income taxes               (1,045,075)    (1,163,676)      (118,601)
Net loss                                 (932,897)    (1,051,498)      (118,601)
Earnings per common share-basic
  and diluted                                (.12)          (.14)          (.02)

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, page 6
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31, 2004 and 2003

2.    REVISION OF 2004 FINANCIAL STATEMENTS (CONTINUED):

      STATEMENT OF CASH FLOWS

                                                    As previously
                                                      reported       As revised    Change
                                                      --------       ----------    ------
Cash flows from (used in) operating activities:
  Depreciation and amortization                      $ 491,495       $ 481,025    $ (10,470)
  Foreign exchange gain                                (66,446)              -       66,446
  Amortization of discount on Kabaker note                   -          62,625       62,625
  Accounts receivable                                  611,060         297,054      314,006
  Restricted cash                                     (522,619)              -      522,619
  Litigation liability                                 522,619               -     (522,619)
  Cash flows from (used in) operating
     activities                                       (900,293)       (586,287)     314,006

                                                 As previously
                                                   reported      As revised        Change
                                                   --------      ----------        ------
Cash flows from (used in):

Financing activities:
     Proceeds of long-term debt                   $ 4,428,478    $ 6,632,353    $ 2,203,875
     Repayment of long-term debt                            -     (2,199,696)    (2,199,696)

Cash flows from (used in)
  financing activities                              3,529,886      3,534,065          4,179

Cash flows from (used in) investing activities:
     Other assets                                       4,178              -         (4,178)

Cash flows from (used in) investing
  activities                                       (4,673,344)    (4,677,522)        (4,178)
                                                  -----------    -----------    -----------
                                                   (2,043,751)    (1,729,745)       314,006
                                                  -----------    -----------    -----------
Cash and cash equivalents, end of year            $ 1,675,657    $ 1,989,663    $   314,006
                                                  ===========    ===========    ===========

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, page 7
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31, 2004 and 2003

2.    REVISION OF 2004 FINANCIAL STATEMENTS (CONTINUED):

      Cash and cash equivalents is comprised of:

                                 As previously
                                   reported        As revised       Change
                                   --------        ----------       ------
Cash                              $  365,000       $  679,006     $  314,006
Term deposits maturing within
  ninety days                      1,310,657        1,310,657              -

                                  ----------       ----------     ----------
                                  $1,675,657       $1,989,663     $  314,006
                                  ==========       ==========     ==========

      Other impacted amounts presented throughout these revised consolidated financial statements have been amended as appropriate.

      The disclosure in note 3(a) has been amended to reflect the Corporation's revision of amounts allocated to goodwill and customer accounts prior to April 1, 2002 as a correction of an accounting error in a prior period.

3.    CHANGES IN ACCOUNTING POLICIES:

      (a)   Business combinations, goodwill and other intangible assets:

            On April 1, 2002, the Corporation implemented the new accounting standards for business combinations and goodwill and other intangible assets as set out in CICA Handbook sections 1581 and 3062.

            Under Section 1581, the purchase method should be used to account for all business combinations initiated on or after July 1, 2001. Under Section 1581, intangible assets acquired in a business combination should be identified and recognized apart from goodwill when they arise from either contractual or other legal rights or they can be separated from the acquired enterprise and sold, transferred, licensed, rented or exchanged, either individually or with a group of related assets or liabilities. Any intangible assets acquired in a business combination completed before July 1, 2001, that do not meet the criteria for separate recognition in Section 1581, must be subsumed into goodwill.

            Under Section 3062, goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, page 8
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31, 2004 and 2003

3.    CHANGES IN ACCOUNTING POLICIES (CONTINUED):

      (a)   Business combinations, goodwill and other intangible assets
            (continued):

            The Corporation adopted Sections 1581 and 3062 effective April 1, 2002. As of the date of adoption, the Corporation had previously reported an intangible asset called customer accounts in the amount of $3,085,009, and no goodwill. In accordance with the requirements of Sections 1581 and 3062, the adoption of these two Sections is not applied retroactively, and the amounts presented for prior periods are not to be restated for this change. However, in accordance with the requirements of those Sections, the Corporation reviewed each of the business combinations completed prior to July 1, 2001 to determine if the carrying amount of acquired customer accounts met the criteria in CICA Handbook Section 1581 for recognition apart from goodwill, and whether the amortization period for acquired customer accounts. continued to be appropriate. In connection with this review, the Corporation determined that it has incorrectly allocated amounts to customer accounts under superseded CICA Handbook Section 1580 for business combinations consummated prior to July 1, 2001, and that it had used an inappropriate amortization period for customer accounts.

            Accordingly, in connection with the adoption of Sections 1581 and 3062, the Corporation has restated the carrying amounts of goodwill and customer accounts at April 1, 2001 in order to correct the allocation of the excess purchase price over the fair value of tangible assets acquired in business combinations completed prior to July 1, 2001, and to adjust the amortization period used in prior periods. As a result, it was determined that, in aggregate, net carrying value of $1,574,832 of customer accounts at April 1, 2002 should have been classified as goodwill under Section 1580. In conjunction with this correction, the amortization period of customer accounts was reduced to 12 years retroactively, with a net reduction of customer accounts of $1,281,499. The future income tax liability related to customer accounts was reduced by $281,551 and the deficit was reduced by $574,884.

            The Corporation conducted a transitional goodwill impairment test as at the date of adoption of the new standards. Under the goodwill impairment test, if the fair value of a reporting unit exceeds its carrying value, the excess of fair value of net assets over the fair value of a reporting unit is considered to be the implied value of goodwill. If the carrying value of goodwill exceeds its implied value, the difference is recognized as an impairment loss. Based on this test, the Corporation determined that it had one reporting unit and that the implied value of goodwill exceeds the carrying amount, resulting in no impairment loss pursuant to the transitional provisions of the new goodwill accounting standards.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, page 9
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31, 2004 and 2003

3.    CHANGES IN ACCOUNTING POLICIES (CONTINUED):

      (b)   Stock-based compensation:

            Effective April 1, 2002 the Corporation adopted the new accounting standard for stock-based compensation as set out in Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of the common stock or other equity instrument.

            In accordance with the new standard, options or similar instruments granted to non-employees by the Corporation are recorded at their fair value. As permitted under the new standard, the Corporation uses settlement date accounting to account for employee stock options whereby no expense is recorded in connection with the option and the proceeds from exercise of the option are recorded to share capital. The new standards require the Corporation to disclose the pro forma impact on net income and earnings per share if the fair value method was used to account for employee stock options (see note 12(d)). There were no options or other stock-based instruments granted during the year ended March 31, 2003.

            Effective April 1, 2004, the Corporation will be adopting revised CICA Handbook Section 3870, which requires that a fair-value method of accounting be applied to stock-based compensation payments to both employees and non-employees

4.    BUSINESS ACQUISITIONS:

      During the year ending March 31, 2004, the Corporation, through its wholly owned United States subsidiary, Addison, acquired the net assets of two California insurance brokerages ("Vista" and John's"), for aggregate consideration of $8,600,642 (US $6,515,638), subject to final purchase price adjustments with a further 20% of the purchase price of one agency being determined based on a price calculation relating to the commission revenue in 5 years, which cannot be quantified at this time. An additional price adjustment is based on twenty-four months (Vista) and twelve months (Johns) of commission revenue retention from the effective date of the acquisitions, and can only affect the purchase price to reduce it. The results of operations for these businesses are included in the operating results of the Corporation from the closing date of the acquisitions (Vista - - October 17, 2003 and Johns - - November 6, 2003). The acquired customer accounts will be amortized on a straight-line basis over ten years and seventeen years, respectively for the Vista and John's agencies, their estimated useful lives. Non-competition agreements will be amortized on a straight-line basis over ten years, their estimated useful lives.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, page 10
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31, 2004 and 2003

4.    BUSINESS ACQUISITIONS (CONTINUED):

      In aggregate, as a result of the above transactions, the net assets acquired were as follows:

      Net assets acquired:

                                           Vista          Johns         Total
                                           -----          -----         -----
Customer accounts                       $ 2,481,432    $ 1,372,120   $ 3,853,552
Computer systems and office equipment       136,706         45,941       182,647
Non-competition agreements                  523,992        179,826       703,818
Goodwill                                  3,038,638        885,122     3,923,760
Long-term debt (capital lease)              (63,135)             -       (63,135)
                                        -----------    -----------   -----------
                                        $ 6,117,633    $ 2,483,009   $ 8,600,642
                                        ===========    ===========   ===========

Consideration paid:

Cash                                    $ 2,357,618    $ 2,253,674   $ 4,611,292
Note payable                              3,760,015        229,335     3,989,350
                                        -----------    -----------   -----------
                                        $ 6,117,633    $ 2,483,009   $ 8,600,642
                                        ===========    ===========   ===========

      The note payable to the vendors of the Vista assets had a principal amount of $4,646,127 (US $3,515,000) bearing interest at 7%. That note has been discounted to $3,760,015 (US $2,844,617) to reflect the fair value of the note based upon a market value interest rate for similar debt of 12% (see note 11).

5.    RESTRICTED CASH:

      During the year, a judgment was made against the Corporation with respect to a previously outstanding legal proceeding. The judgment resulted in an amount of $522,619 in damages, which related to the Corporation's alleged failure to honor a stock option agreement dated October 1, 1998. The damages have been paid into a lawyer's trust account (note 18(a)).

      As required by the Debt Financing agreement with Oak Street, an amount of $655,274 (US$500,000) has been deposited into a collateral account. The Company is required to maintain this balance at all times during the term of the Debt Financing (note 11(c)).

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, page 11
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31, 2004 and 2003

6.    RELATED PARTY TRANSACTIONS:

      Due from related parties:

                                                                                2004          2003
                                                                            -----------    -----------
Demand loan to an individual who is an officer and director of the
  Corporation, bearing interest at the Royal Bank of Canada prime rate, with interest payable annually and compounded semi-annually, secured by
  capital stock of the Corporation and a general security agreement.        $    40,000    $    40,000

Note receivable, issued on October 10, 2003, from a company, in which an officer of Addison is an owner.  This note is due on demand and is non-interest bearing.  It is secured by a
  general security agreement.                                                   196,575              -

                                                                            -----------    -----------
                                                                            $   236,575    $    40,000
                                                                            ===========    ===========

Due to related parties:

                                                                                2004           2003
                                                                            -----------    -----------
Note payable to Kabaker Family Trust, in which, an officer of Addison is one of the trustees. The note bears interest at 7% per annum and is repayable over 10 years in equal monthly instalments of US$40,812 including interest, secured by a general security agreement. The note has been discounted to reflect the fair value of the note based upon a market value interest rate for similar debt of 12%. The amount of interest calculated on the difference between the stated interest rate
  (7%) and the market interest rate (12%) is amortized as incremental
  interest expense and is accreted to the carrying value of the note.       $ 4,444,379    $         -

  Less unamortized discount                                                    (823,484)             -
                                                                            -----------    -----------
                                                                              3,620,895              -

Amount payable to DKWS Enterprises Inc. ("DKWS") for
  expenses incurred on behalf of Addison.  DKWS is
  owned by an officer of Addison                                                 60,832              -

                                                                            -----------    -----------
                                                                            $ 3,681,727    $         -
                                                                            ===========    ===========

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements, Page 12
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31, 2004 and 2003

6. RELATED PARTY TRANSACTIONS (CONTINUED):

      Transactions with related parties:

      During the year ended March 31, 2004 the Corporation paid $298,296 (2003 - $162,384) in legal fees to three law firms in which directors of the Corporation are or were partners during the fiscal year.

      The Corporation by way of its wholly owned United States subsidiary, Addison, acquired the fixed assets and customer accounts of a California insurance brokerage (Vista) from Kabaker Family Trust and DKWS. Subsequent to the acquisition, the owner and trustee of DKWS and Kabaker Family Trust, respectively, was appointed as an officer of Addison. Pursuant to an asset management agreement with DKWS, Addison processes its clients insurance policies through DKWS, whereby Addison shall receive all the revenues there from and shall pay all associated operating costs. During the year ended March 31, 2004 the Corporation received $1,307,446 (US $992,972) in revenues, paid expenses of $1,462,369 (US $1,110,632) for payroll, rent and administrative charges, and paid for capital assets additions and capital leases in the amount of $46,103 (US $35,014) to DKWS in accordance with the asset management agreement. Accounts payable at March 31, 2004 included $60,832 due to DKWS for expenses incurred on behalf of the Corporation.

      During the year ended March 31, 2004, the Corporation paid $322,146 (US$244,872), to Kabaker Family Trust being the monthly instalments due on the note payable, of which $222,255 (US$168,797) has been recorded as an interest expense and $99,696 (US$76,075) has been recorded against note payable.

7. COMPUTER SYSTEMS AND OFFICE EQUIPMENT:

                                                                        Accumulated            Net book
2004                                                  Cost              depreciation            value
----                                             ---------------       -------------        -------------
Computer equipment and software                  $       805,876       $     569,390        $     236,486
Furniture and equipment                                  334,434             195,920              138,514
Corporate website                                          9,245               7,705                1,540
                                                 ---------------       -------------        -------------
                                                 $     1,149,555       $     773,015        $     376,540
                                                 ===============       =============        =============

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements, Page 13
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31, 2004 and 2003

7. COMPUTER SYSTEMS AND OFFICE EQUIPMENT (CONTINUED):

                                                                        Accumulated            Net book
2003                                                   Cost            depreciation             value
----                                               -------------       -------------        -------------
Computer equipment and software                    $     661,439       $     505,331        $     156,108
Furniture and equipment                                  230,000             178,465               51,535
Leasehold improvements                                     3,895               3,895                   -
Corporate website                                          9,245               4,623                4,622
                                                   -------------       -------------        -------------
                                                   $     904,579       $     692,314        $     212,265
                                                   =============       =============        =============

      Included in capital assets at March 31, 2004 are assets under capital lease in the amount of $26,518 (2003 - $26,518) with related accumulated depreciation of $7,425 (2003 - $2,652).

8. CUSTOMER ACCOUNTS:

                                                                            2004                 2003
                                                                       -------------        -------------
Cost                                                                   $   7,069,520        $   3,215,968
Accumulated amortization                                                  (2,042,119)          (1,653,901)
                                                                       -------------        -------------
                                                                       $   5,027,401        $   1,562,067
                                                                       =============        =============

      During the year ended March 31, 2004, the cost of customer accounts increased by $3,853,552 due to the acquisitions of the two California brokerages.

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements, Page 14
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31, 2004 and 2003

9. DEFERRED FINANCING COSTS:

                                                                            2004                 2003
                                                                       -------------        -------------
Cost                                                                   $     476,727        $     442,578
Accumulated amortization                                                      (2,280)            (102,385)
                                                                       -------------        -------------
                                                                       $     474,447        $     340,193
                                                                       =============        =============

      Prior year balance of $340,193 related to the Textron debt financing. Textron debt financing was terminated during the year and the total amount related to the Textron debt financing costs were expensed in the fiscal year 2004.

      During the year ended March 31, 2004, the Corporation was involved in arranging additional debt financing with Oak Street Funding and First Capital Corporation ("FCC"). Oak Street debt financing closed on March 22, 2004, while the FCC debt financing closed subsequent to year-end. During the year-ended March 31, 2004, the Corporation incurred financing costs of $455,144 (US$345,670) and $21,583 (US$16,392) for Oak Street and FCC,
      respectively. The amount will be amortized on a straight-line basis over seven years, from the date of closing. An amount of $2,301 (US$1,732) was amortized during the year with respect to Oak Street and no amounts have been amortized for FCC.

10. OTHER INTANGIBLE ASSETS:

                                                                           2004                 2003
                                                                       -------------        -----------
Cost                                                                   $     703,818        $         -
Accumulated amortization                                                     (40,267)                 -
                                                                       -------------        -----------
                                                                       $     663,551        $         -
                                                                       =============        ===========

      During the year ended March 31, 2004, the other intangible assets, which are comprised of non-competition agreements, increased by $703,818 due to the acquisition of the two California brokerages (note 3).

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements, Page 15
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31, 2004 and 2003

11. LONG-TERM DEBT:

                                                                                 2004                 2003
                                                                             -------------        -------------
Anthony Clark International Insurance Brokers Ltd.
    Capital lease, bearing interest at 9.78% and secured by
      the individual assets being leased by the Corporation                  $      17,624        $      22,349

Addison York Insurance Brokers Ltd.
    Capital lease, bearing interest at 15.00% and secured by
      the individual assets being leased by the Corporation                         45,254                    -

    Note payable, bearing no interest and payable on
      December 31, 2004 and unsecured                                              228,969                    -

    Note payable U.S. $3,500,000, bearing interest at prime plus 8%, with interest only payments for the first 2 years followed by monthly instalments of $102,030 (US$77,856) including interest over 60 months. The note is secured by a general security agreement and
      guaranteed by Anthony Clark International Insurance Brokers Ltd.           4,586,749                    -

    Note payable U.S. $3,515,000, bearing interest at 7% per annum and repayable over 10 years in equal monthly instalments of US$40,812 including interest secured by a general security agreement. The note has been discounted to reflect the fair value of the note based upon a market value interest rate for similar debt of 12%. The amount of interest calculated on the difference between the stated interest rate (7%) and the market interest rate (12%) is amortized as incremental interest expense and is accreted to the carrying
      value of the note.                                                         4,444,379                    -

      Less unamortized discount                                                   (823,484)                   -
                                                                             -------------        -------------
                                                                                 3,620,895                    -
                                                                             -------------        -------------
                                                                                 8,499,491               22,349

Less current portion                                                               485,447                4,725
                                                                             -------------        -------------
                                                                             $   8,014,044        $      17,624
                                                                             =============        =============

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements, Page 16
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31, 2004 and 2003

11. LONG-TERM DEBT (CONTINUED):

      The aggregate maturities of long-term debt for the five years subsequent to March 31, 2004 are as follows:

2005                                                                                        $     485,447
2006                                                                                              263,641
2007                                                                                              996,062
2008                                                                                            1,114,761
2009 and beyond                                                                                 5,639,580
                                                                                            -------------
                                                                                            $   8,499,491
                                                                                            =============

(a) On October 20, 2003, a termination and release agreement was executed with Textron Financial Corporation, which terminated the loan agreement and released all security documents. During the year ended March 31, 2004, the total interest and financing costs expensed for the Textron loan was $424,401 (2003 - $272,899).

(b) On November 6, 2003, the Corporation executed a loan agreement with Paragon Capital Corporation Ltd. with loan proceeds of $2.1 million. The loan had a one-year term, with interest only payments, with interest at 2% per month. The assets of the Corporation and its subsidiaries along with a share pledge agreement secured the loan. A commitment fee of 3% of the loan proceeds ($63,000) was charged by the lender. Other costs incurred for the financing were legal costs of $19,877. The loan was repaid on March 22, 2004 with the proceeds received from the Oak Street debt financing. During the year ended March 31, 2004, the total interest and financing costs expensed for the Paragon loan was $274,866 (2003- $nil).

(c) On March 22, 2004, the Corporation closed a US$5,000,000 debt financing arrangement with Oak Street Funding ("Oak Street") whereby Oak Street will provide a US$5,000,000 reducing revolving line of credit ("the Facility") to Addison (the "Borrower").

      The Borrower can borrow, an aggregate amount not to exceed at any time outstanding the lesser of (a) the maximum principal amount of the Line of Credit or (b) the Borrowing Base. The Borrower has drawn $4,586,749 (US$3,500,000) of the US$3,985,000 available as determined by the Borrowing Base. The Borrowing Base is determined as a percentage of recurring annual revenue of eligible insurance commissions earned with regard to policies of acceptable insurance pursuant to agency agreements with the borrower and the Corporation by the insurance companies having a rating by AM best of B and above.

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements, Page 17
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31, 2004 and 2003

11. LONG-TERM DEBT (CONTINUED):

      The Facility has an interest rate of prime rate plus 8.0% per annum, with interest only payments for two years following the date of closing ("Pre-Amortization Period"). After the Pre-Amortization Period, the Borrower shall pay equal monthly installments of principal and interest in the amount calculated based on the amortization schedule with the total amount being repaid over 60 month period. The Pre-Amortization Period may be extended for up to three additional one year periods with the consent of Oak Street.

      The Facility is secured by the general security agreement of the Borrower and, has been guaranteed by the Corporation. Oak Street, will have a first priority security interest in the assets of the Borrower and the Corporation, other than the Collateral subject to future financing. The Facility requires the Borrower to deposit a minimum balance of $655,274 (US$500,000) as collateral in the bank designated by Oak Street and maintain a minimum balance of US$500,000 in the collateral account at all times. On the closing date, the Borrower deposited US$500,000 with Bank One, N.A.

      The Facility is required to be used for (i) to refinance an existing senior credit facility, (ii) to make permitted acquisitions, (iii) to acquire equipment in the ordinary course to expand its business, (iv) to fund reasonable working capital needs associated with permitted acquisitions, and (v) for such other purposes as may be approved in writing by the lender.

      In connection with this financing, the Corporation incurred US$401,000 (CDN $525,310) of costs, of which US$55,200 was paid subsequent to the year-end. These amounts are being amortized, using the effective interest rate method, amortization for the period was $2,301 (US$1,732).

      The facility includes a subjective acceleration clause whereby Oak Street can terminate the loan facility and declare the obligations immediately due and payable, without presentment, demand, protest or notice of any kind, all of which the Corporation has expressly waived. The defaults that may cause the acceleration clause to occur include a "material adverse change" in the Corporation's business or financial condition, as determined by Oak Street in its good faith. If the acceleration clause were to occur, the full amount of the loan, which at March 31, 2004 is $4,586,749, would be immediately due and payable (see note 18(f)). While the loan is outstanding, the Corporation cannot pay dividends.

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements, Page 18
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31, 2004 and 2003

12. SHAREHOLDERS' EQUITY:

      (a)   Share capital authorized:

            Unlimited number of Voting Participating Common Shares without nominal or par value

      (b)   Share capital, deficit and cumulative translation adjustment:

                                                                       Number of
Share capital:                                                           shares            Amount
--------------                                                         ---------       --------------
Balance, March 31, 2002 and 2003                                       7,692,055       $    9,687,132

Issuance of common shares on completion of private
  placement_____________ of units                                        263,098              336,765
Estimated value of warrants included in proceeds of Units,
  recorded as contributed surplus                                              -             (104,022)
Share issue costs                                                                             (22,759)
                                                                       ---------       --------------
Balance, March 31, 2004                                                7,955,153       $    9,897,116
                                                                       =========       ==============

            In February 2004, the Company successfully completed the private placement and issuance of 263,098 Units (4,000 of these Units were issued as commission) at a price of $1.28 per Unit. The proceeds of the private placement amounted to $336,765, less issuance costs of $22,759 which was added to the Company's working capital. Each Unit consists of one common share and one common share purchase warrant (the "Warrant"). Each Warrant is exercisable to purchase an additional common share of the Company at a price of $1.60 per share for a period of 24 months from the closing date of the private placement, which may result in an additional $420,957 of proceeds to the Company. The estimated fair value of the warrants of $104,022 has been determined using a Black Scholes option pricing model using the assumptions stated in note 12(d). The amount has been recorded to contributed surplus.

            Subsequent to March 31, 2004, the Corporation received regulatory approval to make a normal course issuer bid. Pursuant to the bid, the Corporation may purchase a maximum of 397,758 of its common shares representing approximately 5% of the 7,955,153 issued and outstanding common shares. The bid will commence on May 20, 2004 and end on May 19, 2005. To June 17, 2004, the Corporation has not repurchased any of its shares.

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements, Page 19
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31, 2004 and 2003

12. SHAREHOLDERS' EQUITY (CONTINUED):

      (c)   Stock options:

            (i)   Stock option plan:

                  The Corporation has an incentive share option plan, which provides for the granting of stock options to directors, officers, employees and consultants to a maximum of 1,309,811 Common Shares. At March 31, 2004, stock options to purchase 1,308,811 Common Shares were outstanding. The stock options are exercisable at prices ranging from $0.81 to $4.80 per share and expire on various dates between April 12, 2004 and August 08, 2008. All options granted prior to March 31, 2001 vested immediately at the date of grant. Options granted during the year ended March 31, 2002 vest over periods of up to five years. All the options granted during the current year vested immediately at the date of grant.

                  Changes in options during the years ended March 31, 2004 and 2003 are as follows:

                                              2004                               2003
                                   --------------------------         --------------------------
                                                    Weighted-                          Weighted-
                                                     average                            average
                                   Number of        exercise          Number of         exercise
                                    options           price            options           price
                                   ---------        ---------         ---------        ---------
Outstanding, beginning of year       984,400        $    1.37          991,400         $    1.37

Granted                              334,411             0.82                -                 -
Cancelled                            (10,000)            (1.0)          (7,000)            (1.00)
                                   ---------        ---------          -------         ---------
Outstanding, end of year           1,308,811        $    1.23          984,400         $    1.37
                                   =========        =========          =======         =========
Exercisable, end of year           1,244,611        $    1.25          859,400         $    1.43
                                   =========        =========          =======         =========

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements, Page 20
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31, 2004 and 2003

12. SHAREHOLDERS' EQUITY (CONTINUED):

      (c)   Stock options (continued):

            (i)   Stock option plan (continued):

                  The following table sets forth information relating to stock options outstanding as at March 31, 2004:

                                                 Weighted-
                                  Number          average      Weighted-      Number      Weighted-
              Range of        outstanding at     remaining      average   exercisable at  average
              exercise           March 31,      contractual    exercise      March 31,    exercise
Expiry         prices             2004             life          price         2004        price
------     ---------------    --------------    -----------    ---------  --------------  --------
10/26/06   $          1.00        435,000          1.58        $  1.00        374,550     $   1.00
03/18/07              1.15          5,000          2.96           1.15          1,250         1.15
04/12/04              1.60        520,000          0.04           1.60        520,000         1.60
02/28/05              4.80         14,400          0.92           4.80         14,400         4.80
08/28/08              0.81        319,411          4.42           0.81        319,411         0.81
08/28/08              1.00         15,000          4.42           1.00         15,000         1.00
           ---------------      ---------          ----        -------      ---------     --------
           $ 0.81 to $4.80      1,308,811          1.69        $  1.23      1,244,611     $   1.25
           ===============      =========          ====        =======      =========     ========

                  Subsequent to the year-end, 520,000 options expiring on April 12, 2004 were cancelled.

      (d)   Stock-based compensation:

            During the twelve months ended March 31, 2004, 334,411 stock options were issued and 10,000 stock options were cancelled. Had the Corporation adopted the fair value method for accounting for stock-based compensation, the Corporation's net loss and loss per share would have been the following pro forma amounts.

                                                                           Twelve months ended
                                                                             March 31, 2004
                                                                    ---------------------------------
                                                                    As reported            Pro forma
                                                                    ------------          -----------
Net loss                                                            $ (1,051,498)         $(1,203,786)
Loss per common share:
     Basic                                                                 (0.14)               (0.16)
                                                                    ============          ===========
The fair value of these options is $152,288 and has been estimated using a Black Scholes option pricing model and is based on the following assumptions.

Expected Stock Price Volatility                                                                    64%
Risk Free Interest Rate                                                                           2.6%
Expected Life of the Options (years)                                                                5
                                                                                          ===========

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements, Page 21
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31, 2004 and 2003

13. PER SHARE AMOUNTS:

      The loss per share for 2004 has been calculated on the weighted average number of common shares outstanding of the Corporation for the year ended March 31, 2004 of 7,713,980 (2003 - 7,692,055). Diluted earnings per share reflects the dilutive effect of the stock options and warrants outstanding. Options are not dilutive for 2004 and 2003.

14. FINANCIAL INSTRUMENTS:

      (a)   Fair values:

            The carrying values of accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments. The fair value of long-term debt is based on market rates for debt with similar rating and risk.

      (b)   Credit risk:

            The Corporation's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are in place with major financial institutions. Concentrations of credit risk with respect to receivables are limited due to the large number of customers. The Corporation has evaluation and monitoring processes in place and writes off accounts when they are determined to be uncollectible.

      (c)   Foreign exchange risk:

            The Corporation is exposed to risks arising from fluctuations in foreign exchange rates and the volatility of those rates. The Corporation does not use financial instruments to reduce its exposure to foreign exchange.

      (d)   Interest rate risk:

            Interest rate risk arises from the possibility that the value of, or cash flows related to a financial instrument will fluctuate as a result of changes in the interest rates. The Corporation is aware of the risks of changes in the interest rate and has a monitoring process in place.

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements, Page 22
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31, 2004 and 2003

14. FINANCIAL INSTRUMENTS (CONTINUED):

    (e)   Summary of significant financial instruments:

                                                 Carrying             Fair                   US$
                                                   value             Value               Denominated
                                              --------------    ----------------        -------------
Cash and short-term deposits                  $    1,989,663    $      1,989,663        $   1,048,615
Accounts receivable                                1,335,785           1,335,785              127,694
Note receivable                                      196,575             196,575              150,000
Accounts and accrued liabilities                   1,114,545           1,114,545               76,754
Long-term debt                                     8,499,491           8,499,491            6,472,002
                                              ==============    ================        =============

15. INCOME TAXES:

      Income tax expense or benefit is the sum of the Corporation's provision for current income taxes and difference between opening and ending balances of the future income tax assets and liabilities.

      The provision for income tax differs from the result which would have been obtained by applying the combined Federal and Provincial income tax rates of 36.62% (2003 - 38.62%) to the Corporation's net earnings before income taxes. The difference results from the following items:

                                                                                2004             2003
                                                                           -------------    -------------
Expected tax expense (recovery)                                            $    (385,059)   $    (132,269)
Effect of rate changes on future income taxes                                     (5,924)            (549)
Other                                                                             (8,644)          15,540
Unrecorded benefit of loss of subsidiary                                         287,449          130,591
                                                                           -------------    -------------
Provision for income taxes (recovery)                                      $    (112,178)   $      13,313
                                                                           =============    =============

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements, Page 23
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31, 2004 and 2003

15. INCOME TAXES (CONTINUED):

      The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at March 31, 2004 and 2003 are as follows:

                                                                           2004                 2003
                                                                       -------------        -------------
Future tax assets:
    Customer accounts, with tax basis                                  $      38,990        $      46,347
    Share issue costs                                                         40,690              102,005
    Other assets                                                                  53                    -
    Non capital losses                                                       502,038                3,435
    Computer systems and office equipment                                      1,633                2,173
Less:
    Valuation allowance                                                     (352,141)                   -
                                                                       -------------        -------------
                                                                             231,265              153,960

Future tax liabilities:
    Goodwill                                                                 (42,519)                   -
    Customer accounts, without tax basis                                    (418,353)            (495,745)
                                                                       -------------        -------------
                                                                            (460,872)            (495,745)
                                                                       -------------        -------------
Net future tax liability                                               $    (229,607)       $    (341,785)
                                                                       =============        =============

Comprising:
    Current tax liability                                              $     (32,677)       $       4,377
    Long-term tax liability                                                 (196,930)            (346,162)
                                                                       -------------        -------------
                                                                       $    (229,607)       $    (341,785)
                                                                       =============        =============

      As at March 31, 2004, the Corporation has accumulated non-capital loss carry forwards for income tax purposes of approximately $377,700 in Canada and $1,144,425 in the U.S., which can be carried forward and charged against future income. A valuation allowance has been recorded against the future tax assets of Addison, as the Corporation cannot demonstrate that it is more likely than not that these assets will be realized by the application of these losses to reduce or eliminate taxes on taxable income during the carry forward periods. The losses in Canada expire in year 2011 and the losses in the U.S. expire in year 2024.

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements, Page 24
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31, 2004 and 2003

16. COMMITMENTS:

      The Corporation has operating lease commitments for office premises. Annual future payments pursuant to these commitments are as follows:

2005                                                                                        $     627,869
2006                                                                                              217,682
                                                                                            -------------
                                                                                            $     845,551
                                                                                            =============

17. INTEREST AND FINANCING COSTS:

                                                                           2004                 2003
                                                                       -------------        -------------
Canadian operations:
    Interest and financing costs on Paragon term loan
      repaid (note 10(b))                                              $     274,866        $           -
    Interest and financing costs on long-term debt                                 -               10,961
    Interest on obligations under capital lease                                1,701                1,870
                                                                       -------------        -------------
                                                                             276,567               12,831
US operations:
    Interest and financing costs on Textron terminated
      debt financing (note 10(a))                                            424,401              272,889
    Interest and financing costs on long-term debt                           237,631                    -
    Interest on obligations under capital lease                                2,554                    -
                                                                       -------------        -------------
                                                                             664,586              272,889
                                                                       -------------        -------------
Total interest and financing costs                                     $     941,153        $     285,720
                                                                       =============        =============

(a) Interest on long-term debt includes note payable to Kabaker Family Trust (note 6) and Oak Street (note 11 c).

(b)   Total financing costs included above are $495,763 (2003 - $205,564).

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements, Page 25
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31, 2004 and 2003

18. SUBSEQUENT EVENTS:

      (a) On October 10, 2003, a legal judgment was made against the Corporation with respect to a previously outstanding legal proceeding. The judgment related to the Corporation's alleged failure to honor a stock option agreement dated October 1, 1998. The judgment amount, including legal costs ($522,619) has been deposited in trust with the lawyers and has been expensed in the year ending March 31, 2004.

            Subsequent to year-end, the Corporation settled this action for an amount of $450,000 (including legal costs). The difference between the judgment amount and settlement of $76,180 was received and will be reflected in the first quarter of the new fiscal year.

      (b)   On June 14, 2004, the Corporation closed a US$7,500,000 ($10,090,725
            CDN) debt financing arrangement with a United States lender, First Capital Corporation, LLC ("FCC") whereby FCC will provide up to a US$7,500,000 ($10,090,725 CDN) reducing revolving line of credit (the "Facility") subject to a borrowing base formula to Addison (the "Borrower").

            The Borrower can borrow, an aggregate amount not to exceed at any time outstanding the lesser of (a) the maximum principal amount of the Line of Credit or (b) the Borrowing Base. The Borrowing Base is determined as a percentage of recurring annual revenue of eligible insurance commissions earned with regard to policies of acceptable insurance pursuant to agency agreements with the borrower by the insurance companies having a rating by AM Best of B and above.

            The Facility will have a Wall Street Journal interest rate of prime plus 2% per annum, with interest only payments for two years following the date of closing. After the initial two-year period, the Borrower shall pay the principal and interest in the amount calculated based on the amortization schedule with the total amount being repaid over a 36 month period.

            The Facility is secured by the general security agreement of the Borrower and has been guaranteed by the Corporation, which guarantee has been secured by a general security agreement and pledge of its shares in the Borrower. Pursuant to the Facility, FCC, will have:
            (i) a first priority security interest in the assets of the Borrower which are acquired after June 14, 2004, in connection with any purchase or other acquisition by Borrower from an unaffiliated party and financed by FCC, of: (a) an insurance agency; (b) any group of insurance policies; (c) any "book of business" with respect to insurance policies; and (d) any "expirations" with respect to insurance policies: in each case together with all future insurance policies (including all commissions paid or payable thereunder) and other assets directly related to such acquired assets, and all products and proceeds thereof; and (ii) a subsequent security interest, subject to certain permitted encumbrances, in the assets of the Borrower and the Corporation.

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements, Page 26
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31, 2004 and 2003

18. SUBSEQUENT EVENTS (CONTINUED):

            The Facility is required to be used to fund permitted acquisitions within the United States and provide working capital for the related acquisitions.

            To-date the Corporation has incurred US$336,392 of costs, of which US$320,000 was paid subsequent to the year-end. These amounts will be amortized on a straight-line basis over five years. No amortization has been booked for the year ended March 31, 2004.

      (c) On September 9, 2004, the Corporation, by way of Addison, acquired the net assets of Al Vinciguerra Ltd., a Virginia-based insurance brokerage for $9,030,000 (US $7,000,000). The initial purchase price for the Virginia brokerage of $9,030,000 (US $7,000,000) was satisfied by Addison paying $7,740,000 (US$6,000,000) to the vendors at closing and by issuing to the vendors a $1,290,000 (US$1,000,000) promissory note (the "Vinciguerra Note"). The Vinciguerra Note bears interest at 7% per annum and is repayable over five years in equal monthly installments of US$19,801, including interest and is secured by a general security agreement. The purchase was financed using the credit facility provided by FCC, financing obtained by Emmett Lescroart (see (d)) and seller financing. The initial purchase price is subject to adjustment based on the twenty-four months of commission revenue retention from the effective date of the acquisitions, and can only affect the purchase price to reduce it.

      (d) On August 31, 2004, the Corporation closed a US$3,250,000 (CDN$4,192,500) debt financing arrangement with a third party whereby the lender will provide up to a US $3,250,000 (CDN$4,192,500) loan to purchase substantially all of the assets of Al Vinciguerra Ltd. The loan will have an interest rate of 14% per annum, with interest only payments. The principal amount shall be repaid by August 31, 2008. The loan is secured by the general security agreement of Addison has been guaranteed by the Corporation, which guarantee has been secured by a general security agreement. The loan is required to be used to fund the Al Vinciguerra Ltd. acquisition.

      (e) On August 31, 2004, the Corporation entered into an Intercreditor Agreement with certain of its creditors, being Emmett Lescroart, Al Vinciguerra Ltd., the Kabaker Family Trust of July 1998, Oak Street and FCC (together referred to herein as the "Creditors"). The Intercreditor Agreement defines the rights and priorities of each of the Creditors as amongst themselves with respect to the collateral secured by their respective security interests in the assets of the Corporation and also sets forth the rights and restrictions on execution against the collateral placed upon them in the event of a default in the obligations of the Corporation to any of them. The Intercreditor Agreement imposes no additional material obligations on the Corporation over and above those obligations already set forth in the security interests granted by the Corporation to the individual Creditors.

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements, Page 27
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31, 2004 and 2003

18. SUBSEQUENT EVENTS (CONTINUED):

      (f)   Compliance with debt covenants:

            The Corporation was in compliance with the financial covenant requirements of the prime plus 8% note payable of $4,586,739 (US$3,500,000), (the "Oakstreet Debt") as described in note 11, at March 31, 2004 and therefore, the note was classified as long-term.

            Subsequent to March 31, 2004, the Corporation raised additional financing (the "FCC debt") as described in note 18(b).

            The FCC Debt and the Oak Street Debt loan agreements each contain subjective acceleration clauses whereby the lenders may terminate their loan facilities and declare the obligations immediately due and payable, without presentment, demand, protest or notice of any kind, all of which the Corporation has expressly waived. The defaults that may cause the acceleration clause to occur include a "material adverse change" in the Corporation's business or financial conditions as determined by the lenders in good faith. The Corporation has determined that it is reasonably possible that one or both of the lenders may declare these loans in default as a result of covenant non-compliance, described below, being considered by the lenders to be a materially adverse change to the Corporation business.

            As at September 30, 2004, the Corporation was in non-compliance with the Oakstreet Debt and the FCC Debt as a result of the Corporation's non-compliance certain financial covenants prescribed in the respective loan agreements. Tangible Net Worth ("TNW") covenants contained in each agreement, which require the Corporation to maintain a minimum TNW, as defined in the loan agreements, were in non-compliance. Also, Minimum Interest Coverage Ratios (MICR) and the Total Liabilities to TNW, as defined in the loan agreements, were in non-compliance. Also, Minimum Interest Coverage Ratios
            (MICR) and the Total liabilities to TNW, as defined in the loan agreements, were also in non-compliance. The lenders waived non-compliance with each of these covenants as at September 30, 2004. The Corporation expects that these covenants, as presently prescribed, will be in continuous violation for the foreseeable future and have been in discussions with the lenders to revise or replace the subject covenants by amendment of the loan agreements. At this time, no agreement has been reached with the lenders with respect to amendment of the loan agreements. The Corporation anticipates that it will be able to obtain further waivers and/or amendments of the Corporation's financial covenants from the lenders, however this outcome is not guaranteed. If the Corporation is unable to comply with the financial covenants and they are not waived by the lenders, the lenders could exercise their rights to accelerate repayment of the Corporation's obligations and (unless paid with replacement financing) acquire or dispose of the Corporation's assets. At November 15, 2004, the lenders had taken no action to exercise their remedies and future action, if any, by the lenders is not determinable at this time.

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements, Page 28
(stated in Canadian Dollars)
(Revised - Note 2)

Years ended March 31, 2004 and 2003

18. SUBSEQUENT EVENTS (CONTINUED):

            The Corporation will continue to take steps to re-negotiate acceptable debt covenants with its lenders and expects to generate additional working capital from operations. Other alternatives available to the Corporation include the issuance of additional equity and the renegotiation of principal payments required by the subordinated lenders. The Corporation will be dependent on the continued support of its lenders, failing which the Corporation's ability to maintain continued operations may be adversely affected.

19. SEGMENTED INFORMATION:

      The Corporation operates in two economic environments and is involved in the acquisition, consolidation and operation of general and insurance brokerages. Revenues are attributable to geographic areas based on the location of resources producing the revenues. There were no inter-segment transactions during the reported periods.

                                        Twelve months ended March 31, 2004                  Twelve months ended March 31, 2003
                                -------------------------------------------------    ----------------------------------------------
Operating Segments                 Canada                 US Consolidated               Canada               US Consolidated
------------------              ------------     --------------------------------    ------------     -----------------------------
Revenue                         $  5,489,636     $  1,979,923        $  7,469,559    $  5,175,072     $                $    355,801
Net earnings                        (189,146)        (862,352)         (1,051,498)        (17,657)        (338,144)        (355,801)
Identifiable assets                5,490,449       11,373,910          16,864,359       8,263,053          399,225        8,662,278
Additions to:
    Computer systems
    and office equipment              21,797           44,433              66,230          31,766                -           31,766
    Goodwill (note 4)                      -        3,923,760           3,923,760               -                -                -
Depreciation and
amortization                         284,211          196,814             481,025         609,546                -          609,546
Interest and financing costs         276,567          664,586(*)          941,153          12,831          272,889          285,720
                                ============     ============        ============    ============     ============     ============

      (*) Interest and financing costs related to the U.S. subsidiary of $664,586 above includes $410,586 of financing costs related to the terminated Textron debt financing.

                                        Twelve months ended March 31, 2004                   Twelve months ended March 31, 2003
                                -------------------------------------------------     ----------------------------------------------
Operating Segments                 Canada                 US Consolidated                Canada               US Consolidated
------------------              ------------     --------------------------------     ------------     -----------------------------
Revenue                         $  5,489,635     $  1,979,923        $  7,469,559     $  5,175,072     $         -      $  5,175,072
Computer systems and
office equipment and
goodwill                           1,745,839        4,089,886           5,835,725        1,787,097               -         1,787,097
                                ============     ============        ============     ============     ===========      ============

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

ITEM 1.     NAME AND ADDRESS OF COMPANY

            Anthony Clark International Insurance Brokers Ltd.
            Suite 355, 10333 Southport Road S.W.
            Calgary, Alberta
            T2W 3X6

ITEM 2.     DATE OF MATERIAL CHANGE

            November 26, 2004

ITEM 3.     NEWS RELEASE

            Press release was issued at Calgary, Alberta on November 26, 2004.

ITEM 4.     SUMMARY OF MATERIAL CHANGE

            The Company announced the release of revised financial statements for year ending March 31, 2004.

            Accordingly, the audited financial statements and management's discussion and analysis have been amended and re-filed on SEDAR.

ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE

            Amendment to 2004 Audited Financial Statements:

            The Company announced that subsequent to completion and issuance by the Company of its March 31, 2004 audited consolidated financial statements, the Company has re-assessed the determination of the purchase price paid for the acquisition of Vista International Insurance Brokers ("Vista") and the allocation of the purchase price to the identifiable assets acquired based upon applicable Canadian accounting standards. The Company has determined that the fair value of vendor debt issued on the Vista acquisition was $886,112 less than the face value of that debt if financing for this acquisition had been arranged through a third party lender. The revised financial statements now reflect the reduction in the Vista purchase price by that amount. In addition, the Company has also reduced the amount of the purchase price allocated to customer accounts acquired and non-compete contracts for both the Vista and Johns acquisition to reflect their estimated fair values at the date of acquisition based on applicable Canadian accounting standards. Certain other minor changes have been made to reflect the reclassification of a foreign currency translation gain of $66,446, as previously reported, to shareholders' equity as a cumulative translation adjustment.

            The Company also determined that the net proceeds from the private placement of common shares should have been reflected as cash rather then as an account receivable. Further, it determined that an amount should have been allocated to the warrants issued at the time of the private placement. The Company also has reflected the receipt of financing and subsequent repayment during the year of amounts pursuant to the Paragon financing.

            Subsequent Event:

            The Company was in non-compliance of certain financial covenants prescribed in the loan agreements with its lenders. The financial covenants relate to maintenance of a certain level of tangible net worth (TNW), minimum interest coverage ratio (MICR) and a minimum ratio of total liabilities to TNW. However, its lenders have agreed to waive the Company's non-compliance of these covenants to September 30, 2004 and the Company is in discussions with its lenders to alter or replace these covenants with those that can be reasonably maintained by the Company. The Company expects to continue to be in non-compliance of these covenants for the foreseeable future until an agreement has been reached with the lenders to amend the loan agreements. The Company anticipates that it will be able to obtain further waivers or amendments of the Company's financial covenants from its lenders but this cannot be guaranteed.

            The corrections to the 2004 audited financial statements are summarized in the attached Schedule "A" to this Material Change Report.

ITEM 6.     RELIANCE ON SECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

            Not Applicable.

ITEM 7.     OMITTED INFORMATION

            Not Applicable.

ITEM 8.     EXECUTIVE OFFICER

            The following Executive Officer of the Company is available to answer questions regarding this report:

            Primo Podorieszach,
            President and Chief Executive Officer
            Telephone: (250) 376-1782

ITEM 9.     DATE OF REPORT

Dated at Vancouver, British Columbia, this 30th day of November, 2004.

                                  SCHEDULE "A"
               (TO MATERIAL CHANGE REPORT DATED NOVEMBER 30, 2004)

BALANCE SHEET:

                                                     As previously
                                                       reported              As revised              Change
                                                     -------------          -------------        -------------
Cash and cash equivalents                            $   1,675,657          $   1,989,663        $     314,006
Customer accounts                                        5,901,399              5,027,401             (873,998)
Goodwill                                                 5,948,216              5,459,185             (489,301)
Other intangible assets                                    178,468                663,551              485,083
Long-term debt                                           8,714,176              8,014,044             (700,132)
Accounts receivable                                      1,649,781              1,335,775             (314,006)
Share capital                                           10,001,138              9,897,116             (104,022)
Contributed surplus                                              -                104,022              104,022
Deficit                                                  3,383,595              3,502,196              118,601
Cumulative translation adjustment                           64,987                    845              (64,142)
                                                     =============          =============        =============

STATEMENT OF OPERATIONS:

                                                     As previously
                                                        reported              As revised             Change
                                                     -------------          -------------        -------------
Foreign currency loss (gain)                         $     (66,446)         $           -        $     (66,446)
Earnings before interest, taxes
  depreciation and amortization                            324,948                258,502              (66,446)
Interest and financing costs                              (878,528)              (941,153)             (62,625)
(Loss) earnings before depreciation
  and amortization                                        (553,580)              (682,651)            (129,071)
Depreciation and amortization                             (491,495)              (481,025)              10,470
Loss before income taxes                                (1,045,075)            (1,163,676)            (118,601)
Net loss                                                  (932,897)            (1,051,498)            (118,601)
Earnings per common share-basic
  and diluted                                                (0.12)                 (0.14)               (0.02)
                                                     =============          =============        =============

STATEMENT OF CASH FLOWS

                                                     As previously
                                                        reported              As revised             Change
                                                     -------------          -------------        -------------
Cash flows from (used in) operating activities:
Depreciation and amortization                        $     491,495          $     481,025        $     (10,470)
Foreign exchange gain                                      (66,446)                     -               66,446
Amortization of discount on Kabaker note                         -                 62,625               62,625
Accounts receivable                                        611,060                297,054              314,006
Restricted cash                                           (522,619)                     -              522,619
Litigation liability                                       522,619                      -             (522,619)
Cash flows from (used in) operating
  activities                                              (900,293)              (586,287)             314,006
                                                     =============          =============        =============

                                                     As previously
                                                        reported              As revised             Change
                                                     -------------          -------------        -------------
CASH FLOWS FROM (USED IN):

Financing activities:
Proceeds of long-term debt                           $   4,428,478          $   6,632,353        $   2,203,875
Repayment of long-term debt                                      -             (2,199,696)          (2,199,696)
Cash flows from (used in) financing activities           3,529,886              3,534,065                4,179
Cash flows from (used in) investing activities:
Other assets                                                 4,178                      -               (4,178)
Cash flows from (used in) investing activities          (4,673,344)            (4,677,522)              (4,178)
                                                     -------------          -------------        -------------
                                                        (2,043,751)            (1,729,745)             314,006
                                                     -------------          -------------        -------------
Cash and cash equivalents, end of year               $   1,675,657          $   1,989,663        $     314,006
  Cash and cash equivalents is comprised of:
Cash                                                 $     365,000          $     679,006        $     314,006
Term deposits maturing within
  ninety days                                            1,310,657              1,310,657                    -
                                                     -------------          -------------        -------------
                                                     $   1,675,659          $   1,989,663        $     314,006